SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2014

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated October 6, 2014

Press Release dated October 15, 2014

Press Release dated October 22, 2014

Press Release dated October 29, 2014

Press Release dated October 30, 2014

Press Release dated October 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: October 31, 2014

Eni continues its share buyback program

San Donato Milanese (Milan), October 6, 2014 - Eni, pursuant to the resolution passed by the Shareholders’ Meeting of May 8, 2014, will continue the execution of its buyback program in accordance with the terms already announced to the market. Purchases will start from October 7, 2014.

The program represents an effective and flexible management tool for enhancing shareholders’ value, in line with the policies of capital return adopted by major international oil companies.

On the basis of the implementation methods approved by the Eni’s Board of Directors on May 28, 2014, a financial institution has been appointed, for a period not exceeding December 19, 2014, in order to execute part of the program.

The financial institution will make its decisions in relation to the purchases independently, also with regard to the timing of the purchases, complying with daily limits on prices and volumes. The agreed remuneration will take into account the efficiency of the activity performed by the financial institution.

Purchases will be made on Italy’s Electronic Stock Exchange (Mercato Telematico Azionario) in compliance with Article 144-bis, paragraph 1, letter b) of Consob Regulation 11971/1999 and all applicable provisions, in order to ensure equal treatment of shareholders as required by Article 132 of the Financial Services Act (TUF), according to the operating methods established in the regulations for the organization and administration of Borsa Italiana SpA, the Italian stock exchange.

Eni will announce details of the transactions to the market, on the basis of existing regulations.
As of today Eni owns No. 27,600,197 treasury shares, equal to 0.76% of its share capital. Eni subsidiaries do not own any shares in the Company.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), October 15, 2014 - During the period from October 7 to October 10, 2014, Eni acquired No. 490,000 shares for a total consideration of euro 8,399,574.83, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
07/10/2014	105,000	17.4413	1,831,335.04
08/10/2014	135,000	17.2559	2,329,547.74
09/10/2014	125,000	17.1907	2,148,838.23
10/10/2014	125,000	16.7188	2,089,853.82
Total	490,000	17.1420	8,399,574.83

Following the purchases announced today, considering the treasury shares already held, on October 10, 2014 Eni holds No. 28,090,197 shares equal to 0.77% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), October 22, 2014 - During the period from October 13 to October 17, 2014, Eni acquired No. 599,842 shares for a total consideration of euro 9,779,039.96, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
13/10/2014	125,000	16.7463	2,093,281.53
14/10/2014	125,000	16.5316	2,066,453.14
15/10/2014	125,000	16.2493	2,031,160.99
16/10/2014	120,000	15.7769	1,893,226.01
17/10/2014	104,842	16.1664	1,694,918.29
Total	599,842	16.3027	9,779,039.96

Following the purchases announced today, considering the treasury shares already held, on October 17, 2014 Eni holds No. 28,690,039 shares equal to 0.79% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), October 29, 2014 - During the period from October 20 to October 24, 2014, Eni acquired No. 501,180 shares for a total consideration of euro 8,141,765.90, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.
The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
20/10/2014	115,000	16.0587	1,846,747.70
21/10/2014	100,000	16.1768	1,617,683.25
22/10/2014	105,000	16.2780	1,709,189.74
23/10/2014	82,182	16.3079	1,340,218.88
24/10/2014	98,998	16.4440	1,627,926.33
Total	501,180	16.2452	8,141,765.90

Following the purchases announced today, considering the treasury shares already held, on October 24, 2014 Eni holds No. 29,191,219 shares equal to 0.80% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: New Significant Oil discovery in the Offshore of Congo

San Donato Milanese (Milan), October 30, 2014 - Eni has made a new important oil discovery in the Minsala Marine exploration prospect located in the Marine XII Block offshore Congo at 35 kilometers from the shoreline and 12 kilometers from the recent Nené Marine discovery.
The discovery was made through the Minsala Marine 1 well which was drilled in 75 meters of water depth and reached a total depth of 3,700 meters.
The well encountered a significant accumulation of light oil in the Lower Cretaceous age pre-salt sequence, passing through an hydrocarbon column of 420 meters.
Eni preliminary estimates the potential of Minsala Marine discovery in about 1 billion barrels of oil equivalent in place, of which 80% oil.

Claudio Descalzi, Chief Executive of Eni, commented: "We are delighted with this important result. It has been over four years since Eni started exploring the shallow water pre-salt plays of West Africa, and this campaign continues to deliver great results. We have already discovered about 4 billion barrels of oil equivalent in place, between Congo and Gabon. In Congo, this is the third discovery to be successfully drilled in the Marine XII permit pre-salt play following the Litchjendily and Nené Marine discoveries, which are both already under development. These discoveries are located in conventional waters near existing infrastructure and can therefore be brought into production in very competitive time to market and cost. This result also demonstrates Eni’s strong technical competences and the effectiveness of Eni’s exploration technologies , especially given the technical complexity of exploring the West African pre-salt plays."

Eni has already planned the appraisal plan of the discovery as well as started studies for the commercial development of this significant hydrocarbons reserves.

Eni through its own subsidiary Eni Congo SA is Operator of Marine XII with a 65% share stake.
Eni has been operating in Congo since 1968 and currently produces approximately 110,000 barrels of oil per day of equity production. Eni has been present in Sub Saharan Africa since the '60s and presently is involved in exploration and production projects in Angola, Congo, Ghana, Gabon, Mozambique, Nigeria, Democratic Republic of Congo, Kenya and Liberia. Eni currently produces around 450,000 of oil equivalent per day in Sub-Saharan Africa, due to successful and rapidly growing exploration activity.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: third quarter
and nine months of 2014 results

San Donato Milanese, October 30, 2014 - Yesterday, Eni’s Board of Directors approved group results for the third quarter and nine months of 2014 (unaudited)1.

Financial highlights

•	Operating cash flow[2]: euro 3.98 billion for the quarter, the highest performing third quarter for the last five years. euro 9.72 billion in the nine months, up 24% from the nine months of 2013;
•	Leverage at 0.25, unchanged from December 31, 2013;
•	Adjusted operating profit: euro 3.03 billion for the quarter (down 11.8%); euro 9.25 billion for the nine months (up 1.2%);
•	Adjusted net profit: euro 1.17 billion for the quarter (up 2.5%); euro 3.24 billion for the nine months (up 3.2%); and
•	Net profit: euro 1.71 billion for the quarter (down 57%); euro 3.68 billion for the nine months (down 36.7%); 2013 results included the gain on the divestment of a 20% interest in the Mozambique discovery for approximately euro 3 billion.

Operational highlights

•	Oil and gas production: stable at 1.58 mmboe/d (1.59 mmboe/d in the FY ’133);
•	Exploration: achieved great discoveries in Congo (Marine XII) and Indonesia (East Sepinggan) in addition to the recent near-field discoveries in Angola and Ecuador, all of which will be put into production shortly. Resource base increased by 700 million boe in the nine months, at an average cost of $1.9 per barrel;
•	Development activities are ongoing in Angola, Congo, Norway and Indonesia where new fields start-ups will significantly contribute to production growth for the next four years. Pre-development activities are also in progress in Mozambique;
•	Agreement with the Republic of Congo to extend existing permits and to develop new oil initiatives; and
•	Midstream: the ongoing turnaround is progressing in the refining and gas businesses in line with the plan announced in July.

Claudio Descalzi, Chief Executive Officer, commented:
"I am very pleased with our excellent cash generation which reflects the efforts made in recent months. It has hit the highest level of the last five years in spite of continued weakness in the trading environment. This provides further evidence that we are on track to achieve our growth targets for cash generation which were announced to investors at our strategy day in July 2014. Our exploration is continuing to deliver extraordinary results which will drive future growth in our upstream portfolio. Furthermore, the development of new projects scheduled to begin production over the next four years is progressing in accordance with our plans, as is the restructuring of our gas and refining businesses. I am confident that our strategy and the results it will produce are the best way to ensure profitability and financial robustness for Eni in an environment of declining prices."

(1) This press release complies with the requirement to file a quarterly report in accordance to Italian listing standards as per Article 154-ter of the Italian code for securities and exchanges (Testo Unico della Finanza).
(2) Net cash provided by operating activities.
(3) Excluding the contribution of Artic Russia which was divested.

Financial highlights

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

SUMMARY GROUP RESULTS (a)	(euro million)
3,438	2,728	3,032	(11.8)	Adjusted operating profit (b)	9,143	9,251	1.2
1,140	883	1,169	2.5	Adjusted net profit	3,142	3,243	3.2
0.31	0.24	0.32	3.2	- per share (euro) (c)	0.87	0.90	3.4
0.82	0.66	0.85	3.7	- per ADR ($) (c) (d)	2.29	2.44	6.6

3,989	658	1,714	(57.0)	Net profit	5,807	3,675	(36.7)
1.10	0.18	0.48	(56.4)	- per share (euro) (c)	1.60	1.02	(36.3)
2.91	0.49	1.27	(56.4)	- per ADR ($) (c) (d)	4.21	2.76	(34.4)

(a) Attributable to Eni’s shareholders.
(b) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".
(c) Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d) One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
In the third quarter of 2014, the Group adjusted operating profit was euro 3.03 billion, down by 11.8% compared to the third quarter of 2013. This reflected lower results in the Exploration & Production segment (down by euro 828 million, or 21.1%) that was adversely impacted by falling oil (down by 7.7% for the marker Brent) and gas prices, as well as lower production.
Despite the continued decline in selling prices pressured by weak demand and competition, the Gas & Power segment reported significantly lower operating losses which were down by two thirds (euro 109 million in the third quarter of 2014, compared to euro 344 million in the same period of the previous year). This reflected improved competitiveness due to the renegotiation of a substantial portion of the long-term gas supply portfolio. The Refining & Marketing segment returned to profitability, recording an adjusted operating profit of euro 39 million, up from euro 55 million of adjusted operating losses in the same quarter of the previous year. This improvement was driven by lower losses reported by the refining activity reflecting a slow recovery in the trading environment and continuous efficiency and optimization initiatives. The same drivers helped the performance of Versalis, which reported a slightly lower operating loss, down by 11.7%. Eni’s subsidiary Saipem reported a lower operating performance (down 29.5%) due to the still high percentage of legacy, low-margin contracts in the portfolio activity.
In the nine months of 2014, the consolidated adjusted operating profit was euro 9.25 billion, up by 1.2% from the nine months of 2013. The result for the nine months reflected the improved performance in the Gas & Power segment owing also to contract renegotiations partly relating to gas volumes procured in the previous thermal year and improved Saipem results from the exceptional contract losses incurred in 2013 (up by euro 702 million). These positive drivers helped to offset the reduced performance of the Exploration & Production segment and other businesses.

Adjusted net profit
In the third quarter of 2014, adjusted net profit amounted to euro 1.17 billion (up by 2.5% from the third quarter of 2013) despite a reduced operating performance and lower results from equity-accounted entities. This result was helped by the lower consolidated tax rate (down by 5 percentage points), due to the reduced contribution of the Exploration & Production segment to the consolidated taxable profit. In the nine months of 2014, adjusted net profit of euro 3.24 billion was 3.2% higher compared with the same period of 2013 reflecting the same drivers as in the quarter, as well as for the circumstance that in 2013 the Company could not accrue any tax benefits on Saipem’s losses (the consolidated tax rate was down by 5 percentage points).

Reported net profit
The reported net profit for the third quarter of 2014 amounted to euro 1.71 billion recognizing a tax gain of euro 0.82 billion (plus accrued income of euro 0.01 billion). This was due to the settlement of a tax dispute with the Italian fiscal Authorities regarding how to determine a tax surcharge of 4% due by the parent company Eni SpA as provided by Law No. 7/2009 (the so called Libyan tax) since 2009. In the third quarter of 2013, the net profit of euro 3.99 billion included a capital gain of about euro 3 billion for the sale of a 20% interest in the Mozambique discovery.

Capital expenditure
Capital expenditure for the third quarter of 2014 amounted to euro 3.08 billion (euro 8.61 billion for the nine months) mainly related to the development of oil and gas reserves and exploration projects. In the nine months of 2014 the Group also incurred expenditure of euro 0.28 billion in financial investments.

Balance sheet and cash flow
As of September 30, 2014, net borrowings4 amounted to euro 15.84 billion (up by euro 0.87 billion from December 31, 2013) reflecting currency translation differences of euro 0.25 billion. In the nine months of 2014, net cash generated by operating activities of euro 9.72 billion was impacted by lower trade receivables due after the end of the quarter transferred to factoring institutions as compared with the end of 2013 (down by euro 0.78 billion). Divestment proceeds were euro 3.23 billion primarily relating to Eni’s interest in Artic Russia and a residual stake in Galp. These inflows substantially absorbed cash outflows relating to the payment of dividends (about euro 4 billion, of which about euro 2 billion related to the interim dividend 2014), share repurchases (euro 0.29 billion) and capital expenditure incurred in the period (euro 8.9 billion).
Compared to June 30, 2014, net borrowings increased by euro 1.24 billion due to the payment of the 2014 interim dividend to Eni’s shareholders and capital expenditure incurred in the period. These cash outlays were partially offset by net cash provided by operating activities (euro 3.98 billion) and asset disposals (euro 0.22 billion).
As of September 30, 2014, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage5 – remained unchanged at 0.25 compared to December 31, 2013. The effect of the increased net borrowings was neutralized by a corresponding increase in total equity. The latter reflected, besides the result of the period, the positive effect of the sizable appreciation of the US dollar against the euro (up by 9% from the closing rates between December 31, 2013 and September 30, 2014, respectively) in the translation of the financial statements of Eni’s subsidiaries that uses the US dollar as functional currency with an equity gain of euro 3.76 billion.

Operational highlights

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

				KEY STATISTICS
1,653	1,584	1,576	(4.7)	Production of oil and natural gas	(kboe/d)	1,633	1,581	(3.2)
851	813	812	(4.6)	- Liquids	(kbbl/d)	838	815	(2.7)
4,402	4,234	4,197	(4.8)	- Natural gas	(mmcf/d)	4,368	4,204	(4.0)
18.35	19.09	19.62	6.9	Worldwide gas sales	(bcm)	67.61	65.47	(3.2)
8.45	7.75	8.26	(2.2)	Electricity sales	(TWh)	26.30	24.26	(7.8)
2.54	2.38	2.41	(5.1)	Retail sales of refined products in Europe	(mmtonnes)	7.36	6.95	(5.6)

Exploration & Production
In the third quarter of 2014, Eni’s hydrocarbon production was 1.576 million boe/d, 3.5% lower compared to the third quarter of 2013 on a homogeneous basis i.e. excluding the impact of the divestment of Eni’s interest in Siberian assets (approximately 30 kboe/d), price effects in the Company’s Production Sharing Agreements (PSAs) and geopolitical factors. In the nine months, hydrocarbon production was down by 1% from the same period of the previous year to 1.581 million boe/d and stable compared to the 2013 full year average level. Production ramp-ups in the United Kingdom, Algeria and the United States were more than offset by mature fields’ declines and unscheduled facility downtime.

Gas & Power
In the third quarter of 2014, natural gas sales amounted to 19.62 bcm, up by 6.9% compared to the same period of 2013. This result was achieved in a difficult market scenario driven by weak demand and competitive pressure. Sales in Italy (7.24 bcm) increased by 18.1%, driven by higher spot sales and to wholesalers markets. Sales in the European markets were 9.21 bcm, up by 13% from the third quarter of 2013 reflecting increased sales mainly in Benelux. In the nine months, natural gas sales were down by 3.2% to 65.47 bcm due to unusual winter weather conditions in the first quarter of 2014 and industry headwinds.

Refining & Marketing
In the third quarter of 2014, the Standard Eni Refining Margin (SERM) that gauges the profitability of Eni’s refineries against the typical raw material slate and yields, reported a recovery compared to the particularly depressed scenario of the third quarter of 2013. However, the European refining business continues to be affected by structural headwinds due to lower demand, overcapacity and increasing competitive pressure from import streams of refined products from Russia, Asia and the United

(4) Information on net borrowings composition is furnished on page 32.
(5) Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See page 32 for leverage.

States. In the nine months, the Eni’s refining margin was down by 10.3%.
Retail sales in Italy were 1.58 mmtonnes, down by 7.6% due to a decrease in consumption in Italy and strong competitive pressure (4.63 mmtonnes, down by 8.7% in the nine months). Eni’s retail market share dropped to 25.4% in the third quarter, compared to 27.2% in the same quarter of the previous year. Retail sales in the European markets were unchanged compared to the third quarter of 2013.

Currency
The nine months’ results were negatively impacted by the appreciation of the euro vs. the US dollar (up by 2.9%).

Business developments

Angola
In September 2014, a significant oil discovery was made at the Ochigufu 1 NFW well, located in the deep waters of Block 15/06 (Eni operator with a 35% interest). This discovery with a potential in place estimated at approximately 300 million barrels of oil, located near the West Hub, will boost the resource base of the project, currently underway.

Ecuador
In September 2014, a significant oil discovery was made at the Oglan-2 exploration well, with a potential in place estimated at approximately 300 million barrels of oil. The commercial development of the discovery, located near the processing facilities of the Villano field, will begin shortly. The discovery is part of the exploration campaign which Eni is undertaking in line with its strategy to develop Block 10 under the new Service Contract signed with the Ecuadorian Government in 2010.

Egypt
In September 2014, three operated exploration licenses were awarded: the onshore South-West Meleiha Block (100% interest), located near the producing Meleiha Development Lease, the offshore Block 9 (100% interest) and the Block 8 (50% interest), located in deep waters of the Mediterranean Sea, near the boundary with Cypriot waters. The licenses will be formally awarded after the ratification and finalization of the Concession Agreements.
In August 2014, the DEKA (Denis-Karawan) project was started up with a production of 1.8 million cubic meters of gas and about 800 barrels of associated condensates per day. Produced gas will be processed at the onshore El Gamil Gas Plant.
Peak production of 6.5 million cubic meters per day net to Eni is expected by the first quarter of 2015.

Gabon
In July 2014, Eni achieved an important gas and condensates discovery in the Nyonie Deep 1 exploration prospect, in the shallow waters of Block D4, with an estimated hydrocarbon potential of approximately 500 million boe. The discovery is the outcome of the exploration campaign which the Company is carrying out in the shallow waters of West Africa to "pre-salt" plays.

Indonesia
In October 2014, a significant gas discovery was made at Merakes 1 well, located offshore in East Sepinggan Block (Eni operator with a 100% interest). This discovery with a potential in place estimated at approximately 1.3 Tcf, is located in proximity of the offshore Jangkrik operated field which is currently under development and could supply additional gas volumes to the Bontang LNG plant in the future.

Mozambique: cooperation agreement in the upstream and LNG segments
In October 2014, as part of its partnership with the South Korean company Korea Gas Corp (KOGAS), Eni signed a cooperation agreement to undertake joint initiatives in the upstream and LNG segments, in particular in Area 4 in Mozambique.

Myanmar
In July 2014, Production Sharing Contracts (PSCs) were signed for the exploration of two onshore blocks in Myanmar. The activity will be carried out through a joint venture between Eni (90%) and the state-owned Myanmar Production and Exploration Co Ltd. The exploration period will last six years.

Republic of Congo
In July 2014, a cooperation agreement was signed with the Congolese government to extend existing permits and to develop new oil initiatives in the Country’s coastal basin, which extends from onshore Mayombe to frontage deep waters.
In October 2014, Eni achieved a new important oil discovery in the Minsala Marine exploration offshore prospect, with a preliminary estimated potential of approximately 1 billion barrels of oil equivalent in place, of which 80% oil. In Congo, Minsala

Marine prospect is the third discovery to be successfully drilled in the Marine XII permit pre-salt play following the Litchjendily and Nene Marine discoveries, which are both already under development.

The United States
In August 2014, the Stallings 1H exploratory well was successfully completed, marking the first achievement under the agreement with Quicksilver Resources signed at the end of 2013. This agreement provides for joint evaluation, exploration and development of unconventional oil reservoirs (shale oil) in the southern part of the Delaware Basin in West Texas. The well had an initial start-up rate of 750 barrels of oil per day. The Eni-Quicksilver joint venture is currently drilling the Mitchell 1H, their second exploration well located in the same basin.

Vietnam
In October 2014, PSCs were signed for the exploration of Block 116 (Eni’s interest 100%) and Block 124 (Eni’s interest 60%) located offshore. The two blocks cover an area of approximately 11,000 square kilometers. The PSCs allow for an exploration period of seven years. The participation in these two blocks consolidates Eni’s presence in Vietnam and in the Pacific basin. The proximity of these blocks to those which Eni already operates will enable the company to take advantage of logistical and operational synergies, with considerable savings in terms of time and costs.

Outlook

The 2014 updated outlook is characterized by a slower than expected global economic recovery, affected by continued stagnation in the Euro-zone and a slowdown of the emerging economies. Despite lingering geopolitical risks and consequent technical issues in a number of important producing Countries, crude oil prices fell in the second half of the year to as low as $85 a barrel from an average of $109 in the first half of 2014, due to oversupply concerns driven by the continued growth of unconventional production in the United States. The competitive environment remains challenging due to the persistent weak fundamentals of the European industries of gas distribution, refining as well as fuels and chemical products marketing.
Eni’s management does not anticipate any meaningful improvement in demand in these segments, while competition, market liquidity and excess of supply and capacity will continue to weigh on the prices and sales margins of energy commodities. In light of this, Eni reaffirms its commitment to restoring profitability and preserving cash generation at the Company’s mid and downstream businesses by leveraging cost cuts and continuing renegotiation of long-term gas supply contracts, capacity restructuring and reconversion along with product and marketing innovation.

Management expects the following production and sales trends for Eni’s businesses:
-	Production of liquids and natural gas: production is expected to remain substantially in line with 2013, excluding the impact of the divestment of Eni’s interest in the Artic Russia;
-	Gas sales: natural gas sales are expected to be slightly lower than in 2013, excluding the impact of the expected divestment of Eni’s interest in a commercial joint venture in Germany, even due to unusual winter conditions in the first months of 2014;
-	Refining throughputs on Eni’s account: volumes are expected to be lower than those processed in 2013 due to capacity reductions and plants optimization processes designed to mitigate the impact of a negative trading environment. This has only partially been offset by the start-up of the new EST conversion plant at the Sannazzaro Refinery;
-	Retail sales of refined products in Italy and the Rest of Europe: retail sales are expected to be lower than in 2013 due to an ongoing demand downturn in Italy and increasing competitive pressure; and
-	Engineering & Construction: 2014 confirms to be a transitional year where Saipem acquired an unprecedented level of new orders. However, the continuing deterioration of the trading environment during 2014 negatively affected the timing of renegotiating legacy, low-margin contracts and made more challenging the execution of the new projects.

In 2014, management expects the optimization and decrease in the capital budget compared to the 2013 level (euro 12.80 billion in capital expenditure and euro 0.32 billion in financial investments in 2013). Assuming the current level of Brent prices and euro/dollar exchange rates in the fourth quarter, the ratio of net borrowings to total equity – leverage – is projected to come in slightly better than the level achieved at the end of 2013, due to cash flows from operations and portfolio transactions.

In this press release on the Group consolidated accounts for the nine-month period ended September 30, 2014, results and cash flow are presented for the third and second quarter of 2014, and for the third quarter of 2013 and for the nine months 2014 and 2013. Information on liquidity and capital resources relates to the period ends as of September 30, 2014, June 30, 2014, and December 31, 2013. Statements presented in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report. Quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002, which differ from those used in preparing Eni annual report for the year 2013 as explained below.

With effect from January 1, 2014, Eni adopted, among others, the new accounting standards IFRS 10 "Consolidated Financial Statements", and IFRS 11 "Joint Arrangements" which were issued by the IASB in 2011 and were adopted by the European Commission on December 11, 2012 with Regulation No. 1254. Therefore the comparative data presented in this press release has been restated as a result of the adoption of the above mentioned new accounting standards which were illustrated in the explanatory notes to the consolidated financial statements for the year 2013 filed with the Italian securities and exchange authorities on April 10, 2014. For a full disclosure about the impacts of the adoption of the new international accounting standards see the press release on Eni’s first quarter results of 2014, published on April 29, 2014 and interim report, published on August 1, 2014.

The following table sets out the main results of the comparative reporting periods presented in this press release including the full year results, which were restated following adoption of the new accounting standards.

(euro million)

	Third quarter 2013	Nine months 2013	Full year 2013

As reported	As restated	As reported	As restated	As reported	As restated

PROFIT AND LOSS ACCOUNT
Operating profit	3,303	3,302	8,596	8,640	8,856	8,888
of which:
G&P	(446)	(434)	(1,005)	(965)	(2,992)	(2,967)
R&M	(145)	(139)	(702)	(680)	(1,517)	(1,492)
Net income from investments	3,639	3,646	4,313	4,278	6,115	6,085
Net profit attributable to Eni’s shareholders	3,989	3,989	5,807	5,807	5,160	5,160
BALANCE SHEET
Property, plant and equipment	63,785	65,082	63,785	65,082	62,506	63,763
Equity-accounted investments	4,468	3,608	4,468	3,608	3,934	3,153
Total assets	137,815	138,989	137,815	138,989	138,088	138,341
CASH FLOW STATEMENT
Net cash provided by operating activities	3,036	3,027	7,788	7,842	10,969	11,026
Net cash provided by investing activities	(4,303)	(4,329)	(6,955)	(7,010)	(10,943)	(10,981)
Net cash flow for the period	(1,834)	(1,878)	(1,749)	(1,740)	(2,477)	(2,505)

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial and Risk Management Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

Disclaimer
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, buyback program, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the third quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39.0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com
Web site: www.eni.com

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39.0659821 - Fax: +39.0659822141

This press release for the third quarter and nine months of 2014 (unaudited) is also available on Eni’s website eni.com.

Quarterly consolidated report Summary results for the third quarter and nine months of 2014
(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

29,775	27,353	26,600	(10.7)	Net sales from operations	89,062	83,156	(6.6)
3,302	2,255	2,579	(21.9)	Operating profit	8,640	8,480	(1.9)
(5)	8	190		Exclusion of inventory holding (gains) losses	331	205
141	465	263		Exclusion of special items	172	566

3,438	2,728	3,032	(11.8)	Adjusted operating profit	9,143	9,251	1.2

				Breakdown by segment:
3,916	2,981	3,088	(21.1)	Exploration & Production	11,323	9,519	(15.9)
(344)	70	(109)	68.3	Gas & Power	(979)	202	..
(55)	(219)	39	..	Refining & Marketing	(365)	(403)	(10.4)
(111)	(93)	(98)	11.7	Versalis	(256)	(280)	(9.4)
220	165	155	(29.5)	Engineering & Construction	(254)	448	..
(52)	(43)	(42)	19.2	Other activities	(159)	(130)	18.2
(92)	(58)	(65)	29.3	Corporate and financial companies	(250)	(204)	18.4
(44)	(75)	64		Impact of unrealized intragroup profit elimination and other consolidation adjustments (a)	83	99
(209)	(252)	(166)		Net finance (expense) income (b)	(570)	(639)
224	285	107		Net income from investments (b)	654	588
(2,229)	(1,839)	(1,766)		Income taxes (b)	(6,331)	(5,840)
64.6	66.6	59.4		Tax rate (%)	68.6	63.5

1,224	922	1,207	(1.4)	Adjusted net profit	2,896	3,360	16.0

3,989	658	1,714	(57.0)	Net profit attributable to Eni’s shareholders	5,807	3,675	(36.7)
(1)	5	133		Exclusion of inventory holding (gains) losses	209	144
(2,848)	220	(678)		Exclusion of special items	(2,874)	(576)

1,140	883	1,169	2.5	Adjusted net profit attributable to Eni’s shareholders	3,142	3,243	3.2

				Net profit attributable to Eni’s shareholders
1.10	0.18	0.48	(56.4)	per share (euro)	1.60	1.02	(36.3)
2.91	0.49	1.27	(56.4)	per ADR ($)	4.21	2.76	(34.4)
				Adjusted net profit attributable to Eni’s shareholders
0.31	0.24	0.32	3.2	per share (euro)	0.87	0.90	3.4
0.82	0.66	0.85	3.7	per ADR ($)	2.29	2.44	6.6
3,622.8	3,612.2	3,608.3		Weighted average number of outstanding shares (c)	3,622.8	3,612.7
3,027	3,589	3,984	31.6	Net cash provided by operating activities	7,842	9,724	24.0

3,064	2,979	3,083	0.6	Capital expenditure	9,011	8,607	(4.5)

(a) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(b) Excluding special items.
(c) Fully diluted (million shares).

Trading environment indicators

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

110.37	109.63	101.85	(7.7)	Average price of Brent dated crude oil (a)	108.45	106.57	(1.7)
1.324	1.371	1.325	0.1	Average EUR/USD exchange rate (b)	1.317	1.355	2.9
83.36	79.96	76.87	(7.8)	Average price in euro of Brent dated crude oil	82.35	78.65	(4.5)
2.43	2.29	4.39	80.7	Standard Eni Refining Margin (SERM) (c)	2.92	2.62	(10.3)
10.11	7.55	7.03	(30.5)	Price of NBP gas (d)	10.54	8.18	(22.4)
0.2	0.3	0.2		Euribor - three-month euro rate (%)	0.2	0.3	50.0
0.3	0.2	0.2	(33.3)	Libor - three-month dollar rate (%)	0.3	0.2	(33.3)

(a) In USD dollars per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. It gauges the profitability of Eni’s refineries against the typical raw material slate and yields.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Group results

Reported
In the third quarter of 2014 Eni reported an operating profit of euro 2,579 million, down by 21.9% from the third quarter of the previous year; net profit attributable to Eni’s shareholders decreased by 57% to euro 1,714 million. This reflected lower operating performance in the upstream segment, adversely impacted by falling oil and gas prices and lower production. Besides that, it is worth mentioning that the profit of the third quarter of 2013 benefited from the gain on the divestment of a 20% interest in the Mozambique discovery (euro 2,994 million). These negatives were partially offset by the improved performance in the mid-downstream businesses, which were driven by gains from the renegotiation of a substantial portion of the long-term gas supply portfolio, efficiency and optimization initiatives counteracting a worsening trading environment with lower commodity prices and increasing competitive pressure.
Additionally, third quarter 2014 results were also helped by the recognition of a euro 824 million tax gain6 (plus interest income accrued of euro 12 million). The gain was due to the settlement of a tax dispute with the Italian fiscal Authorities regarding how to determine a tax surcharge of 4% due by the parent company Eni SpA as provided by Law No. 7/2009 (the so-called Libyan tax), since 2009.
In the third quarter of 2014, the Group tax rate declined by approximately 7 percentage points due to the above mentioned tax gain.

In the nine months of 2014, net profit attributable to Eni’s shareholders amounted to euro 3,675 million, decreasing by euro 2,132 million, or 36.7% from the corresponding period of 2013, due to the same drivers described in the quarterly disclosure, which were partly offset by a better performance reported by the Gas & Power segment following the renegotiations of certain gas supply contracts, the economic effects of which were retroactive to the previous thermal year, and a recovery of results at Saipem from the exceptional losses incurred in 2013 (up by euro 702 million).

Adjusted
In the third quarter of 2014, adjusted operating profit was euro 3,032 million, down 11.8% from the third quarter of 2013.
In the nine months of 2014, adjusted operating profit amounted to euro 9,251 million, up 1.2%.
In the third quarter of 2014, adjusted net profit attributable to Eni’s shareholders amounting to euro 1,169 million was up by euro 29 million, or 2.5% from the third quarter of the previous year. Adjusted net profit was calculated by excluding an inventory holding loss of euro 133 million and special gains of euro 678 million, with a negative impact of euro 545 million, net of tax.
In the nine months of 2014, adjusted net profit attributable to Eni’s shareholders was euro 3,243 million, 3.2% higher than the same period of 2013. Adjusted net profit was calculated by excluding an inventory holding loss of euro 144 million and special gains of euro 576 million, with a negative impact of euro 432 million, net of tax.

Special items of the operating profit (euro 263 million in the quarter; euro 566 million in the nine months of 2014) mainly related to the events and transactions that occurred in the first half of 2014: (i) impairment losses recorded at certain oil&gas properties in the Exploration & Production segment, and to align the value book of the retail networks in the Czech Republic and Slovakia to the expected sale price, net of a write-up of the Eni’s interest in the refining joint venture that currently supplies the divested networks; finally, investments made for compliance and stay-in-business purposes were completely written-off as they related to certain Cash Generating Units that were impaired in previous reporting periods and confirmed to lack any prospect of profitability (euro 34 million and euro 412 million in the quarter and in the nine months, respectively); (ii) the effects of fair-value evaluation of certain commodity derivatives contracts lacking the formal criteria to be accounted as hedges under IFRS (a gain of euro 280 million in the nine months); (iii) environmental provisions and provisions for redundancy incentives (euro 58 million and euro 37 million for the nine months, respectively); and (iv) exchange rate differences and exchange rate derivative instruments reclassified as operating items (a gain of euro 223 million and euro 253 million, in the quarter and the nine months, respectively).

Non-operating special items of the third quarter and nine months of 2014 excluded from the adjusted results mainly the above mentioned tax gain relating to the Libyan tax (euro 748 million and euro 824 million in the quarter and the nine months, respectively) and negative fair-value evaluation of certain exchange rate derivatives to hedge Saipem future exposure on acquired contracts to be executed (euro 158 million and euro 184 million in the quarter and the nine months, respectively)7.

(6) For further details see the disclosure reported in the Interim Consolidated Report as of June 30, 2014, paragraph: Guarantees, commitments and risks – Legal proceedings – of the Notes to the consolidated interim financial statements. This gain has been recognized in accordance to criteria set in IFRS 12.
(7) Results of the comparative reporting periods have been adjusted accordingly.

Results by segment
The Group adjusted net profit in the third quarter of 2014 reflected lower adjusted operating results recorded by the Exploration & Production segment and by Eni’s subsidiary Saipem. A countertrend was recorded by the Gas & Power segment, helped by contract renegotiations, and the Refining & Marketing segment due to falling oil prices. In the nine months of 2014, the improvements reported by the Gas & Power and Saipem, which in 2013 incurred exceptional contract losses, were partially offset by lower results of other businesses.

Exploration & Production
In the third quarter of 2014, the Exploration & Production segment reported a 21.1% decrease in adjusted operating profit to euro 3,088 million. This result was negatively impacted by lower oil and gas realizations in dollar terms (down 7.7% on average) reflecting trends in the marker Brent (down 7.7%) and the weakness of the gas market, mainly in Europe, as well as lower production sold (down by 3.3 million of boe). In the nine months, adjusted net profit decreased by 15.9%. In addition to lower hydrocarbons prices, this reflected higher depreciation charges taken in connection with the start-up and ramp-up of new fields by the second half of 2013, as well as the appreciation of the euro vs. the dollar (up 2.9%).
Adjusted net profit of euro 1,224 million decreased by 26% (euro 3,688 million, down 22.6% in the nine months of 2014) as it was affected by the increased tax rate (up by approximately 3 percentage points) due to a larger share of taxable profit reported in Countries with higher taxations.

Gas & Power
In the third quarter of 2014, the Gas & Power segment reported an adjusted operating loss of euro 109 million. This was two thirds better than the operating loss of euro 344 million in the same period of the previous year. The improved result reflected the increased competitiveness of the business due to the renegotiation of a substantial portion of the long-term gas supply portfolio. The positive trend was partly offset by a continued deterioration in prices for gas and electricity reflecting poor demand and strong competitive pressure. The adjusted net loss decreased to euro 63 million. This was euro 61 million better than the euro 124 million loss accounted for in the same period of the previous year.
In the nine months of 2014, the Gas & power segment reported adjusted operating profit of euro 202 million. This was up by euro 1,181 million from the adjusted operating loss of euro 979 million, reported in the corresponding period of 2013. The increase was due to the same drivers described in the quarterly disclosure as well as the renegotiations of certain gas supply contracts, the economic effects of which were retroactive to the previous thermal year. In the nine months of 2014, adjusted net profit amounted to euro 134 million, up by euro 626 million from the corresponding period of 2013.

Refining & Marketing
In the third quarter of 2014, the Refining & Marketing segment returned to profitability recording an adjusted operating profit of euro 39 million, up by euro 94 million from adjusted operating losses of euro 55 million in the same quarter of the previous year. This improvement was driven by a partial recovery in refining margins and efficiency and optimization gains. Adjusted net profit for the third quarter of 2014 amounted to euro 42 million, up by euro 80 million from the adjusted operating loss of euro 38 million that was reported in the third quarter of 2013. In the nine months of 2014, the Refining & Marketing segment reported an adjusted operating loss of euro 403 million (down by euro 38 million from the same period of the previous year) due to lower performance of the first half of the year, only partially offset by the improved results in the third quarter of 2014. In the nine months, the adjusted net loss of euro 282 million increased by euro 54 million from the nine months of 2013.

Engineering & Construction
In the third quarter of 2014, the Engineering & Construction segment reported an adjusted operating profit of euro 155 million, down by euro 65 million from the third quarter of the previous year, due to the still high percentage of legacy, low-margin contracts in the portfolio. In the nine months, the improvement of euro 702 million from the corresponding period of the previous year reflected extraordinary losses incurred in the first half of 2013 on the revision of the profitability estimates of certain contracts. Adjusted net profit decreased by euro 66 million in the quarter. Results for the nine months were in counter-tendency, with a euro 668 million improvement.

Versalis
In the third quarter of 2014, Versalis reported an adjusted operating loss of euro 98 million, with an improvement of 11.7% from the third quarter of 2013. This was driven by decreased oil-based feedstock costs, against the backdrop of continued weakness in commodity demand and increasing competition from Asian producers. Adjusted net loss decreased by euro 20 million (from a net loss of euro 86 million in the third quarter of 2013 to a loss of euro 66 million in the third quarter of 2014). In the nine months of 2014, Versalis reported an adjusted operating loss of euro 280 million, up by euro 24 million, or 9.4% from the nine months of 2013. Adjusted net loss of euro 219 million was substantially in line with the corresponding period of the previous year.

Summarized Group Balance Sheet8

(euro million)

Jan. 1, 2013	Dec. 31, 2013	June 30, 2014	Sept. 30, 2014	Change vs. Dec. 31, 2013	Change vs. June 30, 2014

	Fixed assets
64,798	Property, plant and equipment	63,763	65,913	70,099	6,336	4,186
2,541	Inventories - Compulsory stock	2,573	2,457	2,347	(226)	(110)
4,487	Intangible assets	3,876	3,707	3,656	(220)	(51)
8,538	Equity-accounted investments and other investments	6,180	5,524	5,769	(411)	245
1,126	Receivables and securities held for operating purposes	1,339	1,556	1,823	484	267
(1,139)	Net payables related to capital expenditure	(1,255)	(1,263)	(1,462)	(207)	(199)

80,351		76,476	77,894	82,232	5,756	4,338
	Net working capital
8,578	Inventories	7,939	8,257	8,793	854	536
19,958	Trade receivables	21,212	19,706	18,763	(2,449)	(943)
(15,052)	Trade payables	(15,584)	(13,540)	(13,660)	1,924	(120)
(3,265)	Tax payables and provisions for net deferred tax liabilities	(3,062)	(3,678)	(2,775)	287	903
(13,567)	Provisions	(13,120)	(14,465)	(14,803)	(1,683)	(338)
1,735	Other current assets and liabilities	1,274	2,548	2,397	1,123	(151)

(1,613)		(1,341)	(1,172)	(1,285)	56	(113)
(1,407)	Provisions for employee post-retirement benefits	(1,279)	(1,302)	(1,348)	(69)	(46)
155	Assets held for sale including related liabilities	2,156	442	262	(1,894)	(180)

77,486	CAPITAL EMPLOYED, NET	76,012	75,862	79,861	3,849	3,999

59,060	Eni shareholders’ equity	58,210	58,502	61,351	3,141	2,849
3,357	Non-controlling interest	2,839	2,759	2,673	(166)	(86)
62,417	Shareholders’ equity	61,049	61,261	64,024	2,975	2,763
15,069	Net borrowings	14,963	14,601	15,837	874	1,236

77,486	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	76,012	75,862	79,861	3,849	3,999

0.24	Leverage	0.25	0.24	0.25		0.01

The summarized group balance sheet was affected by a sharp movement in the EUR/USD cross rate which determined an increase in net capital employed, net borrowings and total equity of euro 4,011 million, euro 253 million and euro 3,758 million, respectively upon translation of the financial statements of US-denominated subsidiaries reflecting a 8.8% appreciation of the US dollar (1 EUR= 1.258 USD at September 30, 2014 compared to 1.379 at December 31, 2013).

Fixed assets amounted to euro 82,232 million, representing an increase of euro 5,756 million from December 31, 2013 which reflected capital expenditure incurred in the period (euro 8,607 million) and upward revisions of the estimated decommissioning provisions in the Exploration & Production segment reflecting a benign interest rate environment (up euro 860 million). These increases were partly offset by depreciation, depletion, amortization and impairment charges (euro 7,615 million).

Net working capital (negative, euro 1,285 million) reported an increase of euro 56 million. This reflected higher "other current assets, net" (up euro 1,123 million) reflecting higher net receivables vs. joint venture partners in the Exploration & Production segment, which was partly offset by reduced deferred costs related to pre-paid gas volumes provided by take-or-pay obligations due to volume make-up in the quarter as a result of contract renegotiations. Also higher inventories (up euro 854 million) were recorded due to higher work in progress in the Engineering & Construction segment. These increases were partly offset by higher risk provisions (up euro 1,683 million) due to the above mentioned revision of decommissioning costs in the Exploration & Production segment and a lower balance of trade receivables and trade payables (down by euro 525 million) recorded mainly in the Gas & Power segment. Finally, lower tax payables and provisions for deferred taxes were recorded due to tax payments in the period and the recognition of the above mention tax gain by the parent company Eni SpA, net of tax payables and deferred tax provisions accrued in the period.

Net assets held for sale including related liabilities (euro 262 million) mainly included the fair value of the networks for marketing fuels in the Czech Republic, Slovakia and Romania, and the associated refining capacity.

(8) The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Shareholders’ equity including non-controlling interest was euro 64,024 million, representing an increase of euro 2,975 million from December 31, 2013. This was due to comprehensive income for the period (euro 7,346 million) as a result of net profit (euro 3,514 million), positive foreign currency translation differences (euro 3,758 million), and positive changes in the cash flow hedge reserve (euro 203 million), net of the reversal of the fair-value reserve recorded in equity on Galp interest due to the divestment. This addition to equity was partly offset by dividend payments to Eni’s shareholders and other changes for euro 4,371 million (dividend to Eni’s shareholders of euro 4,006 million, of which euro 2,020 million related to the interim dividend for fiscal year 2014, share repurchases and dividends paid to non-controlling interest).

Summarized Group Cash Flow Statement9

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Nine months 2013	Nine months 2014	Change

4,112	581	1,596	Net profit	5,547	3,514	(2,033)
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,072	2,826	2,608	- depreciation, depletion and amortization and other non-monetary items	6,775	7,546	771
(3,336)	(15)	(86)	- net gains on disposal of assets	(3,504)	(106)	3,398
2,757	1,823	791	- dividends, interest, taxes and other changes	6,691	5,004	(1,687)
(396)	45	1,069	Changes in working capital related to operations	(450)	(620)	(170)
(2,182)	(1,671)	(1,994)	Dividends received, taxes paid, interest (paid) received	(7,217)	(5,614)	1,603

3,027	3,589	3,984	Net cash provided by operating activities	7,842	9,724	1,882
(3,064)	(2,979)	(3,083)	Capital expenditure	(9,011)	(8,607)	404
(40)	(133)	(91)	Investments and purchase of consolidated subsidiaries and businesses	(216)	(284)	(68)
3,545	837	217	Disposals	6,010	3,231	(2,779)
(215)	70	44	Other cash flow related to capital expenditure, investments and disposals	(192)	(47)	145

3,253	1,384	1,071	Free cash flow	4,433	4,017	(416)
(4,555)	53	60	Borrowings (repayment) of debt related to financing activities	(3,601)	96	3,697
1,476	404	(143)	Changes in short and long-term financial debt	1,684	205	(1,479)
(2,034)	(2,040)	(2,075)	Dividends paid and changes in non-controlling interest and reserves	(4,225)	(4,310)	(85)
(18)	(7)	40	Effect of changes in consolidation and exchange differences	(31)	32	63

(1,878)	(206)	(1,047)	NET CASH FLOW	(1,740)	40	1,780

Change in net borrowings

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Nine months 2013	Nine months 2014	Change

3,253	1,384	1,071	Free cash flow	4,433	4,017	(416)
			Net borrowings of acquired companies	(6)	(19)	(13)
(23)			Net borrowings of divested companies	(23)		23
101	(146)	(232)	Exchange differences on net borrowings and other changes	203	(562)	(765)
(2,034)	(2,040)	(2,075)	Dividends paid and changes in non-controlling interest and reserves	(4,225)	(4,310)	(85)
1,297	(802)	(1,236)	CHANGE IN NET BORROWINGS	382	(874)	(1,256)

In the nine months of 2014, net cash provided by operating activities amounted to euro 9,724 million. Proceeds from disposals were euro 3,231 million and mainly related to the divestment of Eni’s share in Artic Russia (euro 2,160 million), an 8% interest in Galp Energia (euro 824 million) and Eni’s interest in the EnBW joint venture which engages in gas transport and marketing activities in Germany. These cash inflows almost completely funded cash outlays relating to capital expenditure totaling euro 8,607 million and dividend payments, share repurchases and other changes amounting to euro 4,310 million (including euro 1,985 million related

(9) Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

to the 2014 interim dividend paid to Eni’s shareholders and euro 292 million of share repurchases), increasing the Group’s net debt from December 31, 2013 by euro 874 million. Net cash provided by operating activities was negatively affected by lower receivables due beyond the end of the reporting period, being transferred to financing institutions compared to the amount transferred at the end of the previous reporting period (down by euro 775 million).
In the third quarter of 2014, cash flow amounted to euro 3,984 million (up 11% and up 32% from the second quarter of 2014 and the third quarter of 2013, respectively) mainly due to the positive performance recorded by the Exploration & Production and Gas & Power segments.

Other information

A) Article No. 36 of Italian regulatory exchanges (Consob Resolution No. 16191/2007 and subsequent amendments)
Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries
Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of September 30, 2014, ten of Eni’s subsidiaries: Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd – fall within the scope of the continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the regulations.

B) Court inquiries
B.1) Alleged international corruption in the acquisition of Block OPL 245 in Nigeria
A criminal proceeding is pending before the Public Prosecutor in Milan due to alleged international corruption for the acquisition of Block OPL 245 in Nigeria. On July 2, 2014, the Italian Public Prosecutor in Milan served Eni with a notice of investigation relating to potential liability on the part of Eni arising from alleged international corruption, pursuant to Italian Legislative Decree No. 231/2001 whereby companies are liable for the crimes committed by their employees when performing their tasks. According to the notice, the Prosecutor has commenced investigations involving certain third parties external to the Group and the current CEO of Eni and its Chief Development, Operation & Technology Officer, as well as the Company’s former CEO, based on available documentations, it appears that the proceeding was commenced following a claim filed by ReCommon NGO relating to alleged corruptive practices which according to the Prosecutor would have allegedly involved the Resolution Agreement made on April 29, 2011 relating to the Oil Prospecting license of the offshore oilfield that was discovered in Block 245 in Nigeria. This Resolution Agreement was an arrangement whereby Eni and Shell defined with the Nigerian Governments terms and conditions of the acquisition. In this context, it was agreed that the payment to obtain the concession of the OPL 245 would be made on the sole benefit of the Nigerian Government on a bank account exclusively held by the latter and the Government would in turn handle the matter of defining the claims arisen with the former concession holders.
Eni is fully cooperating with the Prosecutor and has promptly filed the requested documentation. Disclosures about this matter have been filed with the Italian securities and exchanges authority, Consob. Furthermore, Eni has reported the matter to the US Department of Justice and the US SEC on voluntarily basis.
Based on its current knowledge of the facts and circumstances, management does not believe that a probable obligation for a reliably measurable amount has arisen in connection with this matter, and in accordance with IAS 37 no provision has been recorded in Eni’s consolidated accounts for the first nine months of 2014.
Finally, the Eni’s Board of Statutory auditors jointly with the Eni Watch Structure resolved to engage outside consultants, expert in anticorruption, to conduct a forensic, independent review of the matter and of the internal control systems in place currently and at the time of the matter, upon informing the judicial authorities. The findings of this review will be transmitted to the relevant judicial Authorities to ensure the highest possible degree of transparency and collaboration.

B.2) Alleged evasion of fuel excise taxes
Two criminal proceedings are currently pending, relating to alleged evasion of excise taxes in performing the business of marketing fuels at the distribution network in Italy. In particular, the claim states that the quantity of oil products marketed by Eni was larger than the quantity subjected to the excise tax. The first proceeding has been opened by the Public Prosecutor of Frosinone at the beginning against a third company which is a reseller of Eni’s fuels; then it has been extended to Eni. This proceeding covers volumes of gasoline, gasoil and LPG which were drawn by 3 of the 22 logistic sites operated by Eni in the Italian territory in the 2007-2012 period.

The second one is currently pending before the Public Prosecutor of Rome and is a development of the first one as it refers to all fuels marketed by Eni on the national territory and coming from all the 22 storage sites operated by Eni in Italy.

As part of the above mentioned proceeding pending before the Public Prosecutor of Frosinone, the Italian fiscal Authorities issued a claim related to the evasion of the payment of excise taxes amounting to approximately euro 1.6 million, plus interest accrued in the period and late payment interest. The Company promptly opposed this measure. In determining the taxable base and the amount of the claim, only positive differences (surpluses) have been evaluated, without taking into account the negative ones (losses) when measuring the volume of fuels which were drawn from a given storage site and then re-measured at the retail outlet. Those differences were calculated considering the liters of fuels at room temperature and converted into kilograms when measuring LPG, whereas the taxable base for the purpose of paying excise taxes should consider fuel volumes at a standard temperature of 15 Celsius degrees and the weigh for LPG as established by European rules. The claim against Eni was determined on those volumes which represented a fraction of 0.04% and 0.20% for gasoline and gasoil and LPG respectively of the total volumes marketed in the period and drawn by three storage sites under investigation and besides, the differences are within the tolerance thresholds provided by the law.
With regard to the above mentioned proceeding pending before the Public Prosecutor of Rome, up to now no tax claims have been notified to Eni. However, based on documentations and available information, the Company believes that the method currently used to evaluate the alleged evasion of excise taxes makes reference to differences in volumes drawn and delivered based on room temperature instead of the standard temperature of 15 Celsius degrees, which is the only temperature provided by current tax rules. The Company estimates that out of 60.6 billion liters of fuels drawn form its storage sites and marketed on the retail network in Italy, surpluses and transport losses amount to very small and similar rates equal to 0.69% and 0.65%, respectively. Likewise for LPG, surpluses and transport losses amount to very small and similar rates equal to 0.29% and 0.25%, respectively. Also in this case these rates are within the tolerance thresholds provided by the law. The above mentioned data has been verified by the Company's external auditors in accordance with the methods described below.
Based on the foregoing and its current knowledge of the facts and circumstances, also confirming the assessment made in the preparation of the consolidated interim report for the first half of 2014, management does not believe that a probable obligation for a reliably measurable amount has arisen in connection with these matters, and in accordance with IAS 37 no provision has been recorded in Eni’s consolidated accounts for the first nine months of 2014.
The Company has taken a number of initiatives to prove the fairness of its operating procedures designated to determine due amounts of excise taxes. First of all, adhering at the Company’s request, on July 10, 2014, the National association of refiners filed a ruling request before the Italian Customs Agency for obtaining its advice on the correctness of the operating procedures adopted by Eni which are commonly followed by all the oil industry in Italy. Secondly, based also on the remarks made by the Company’s board of statutory auditors, Eni has commenced an accounting review of this matter in order to gain evidence that: (i) losses and surpluses offset each other and their amounts are limited and within the tolerance thresholds provided by the law (see as reference the rates indicated above); (ii) the surpluses which were allegedly claimed do not find evidence and then are not recorded in the inventories; and (iii) surpluses are offset by corresponding losses due to normal swings in fuels sensitivity to outside temperatures and their physical characteristics. The Company charged the Company’s independent external auditors with the task of performing audit procedures to verify the correspondence of the above mentioned surpluses and losses with the Company's accounting and operating systems and with the criteria and methodologies adopted by the Company in determining this data.

B.3) Monitoring initiatives taken by Eni’s Board of Statutory Auditors
Eni’s Board of Statutory Auditors, which was appointed by Eni’s general shareholders’ meeting of May 8, 2014, has regularly monitored the above mentioned matters and attended all meetings, besides those of the Company’s Board of Directors, held by the Company’s Control and Risk Committee where those matters were on the agenda and examined documentations furnished by the Company’s departments in charge.
In addition to that, Eni’s Board of Statutory Auditors has taken appropriate measures to monitor those matters:
•	With regard to the OPL 245 proceeding:
-	it was resolved, jointly with the Eni Watch Structure, to engage outside consultants, expert in anticorruption, to conduct a forensic, independent review of the acquisition of Block OPL 245 upon informing the judicial Authorities; and
-	the scope of this engagement comprises both the retracing of the facts and circumstances of the OPL 245 matter and a review of the current internal control of Eni designed to prevent corruption practices as in its current shape and at the time of OPL 245 matter, taking into account all contributions performed by the Company’s bodies.
•	With regard to the alleged evasion of excise taxes:
-	it approved the extra work assigned to the external auditors to support the Company’s internal accounting review of the matter as described in paragraph B.2 above; and
-	it reviewed the counterclaims filed by the Company as well as the ruling request filed by the National association of refiners based on Eni’s suggestions.

From a more general standpoint, the Board of Statutory Auditors reviewed together with the Control and Risk Committee the updates of the Company’s management system guidelines on the matter of anticorruption which were approved by the Company’s Board of Directors yesterday. Such updates were recommended by an external independent legal counsel who expressed a positive opinion about how robust was the design as well as the implementation of the Company’s compliance program benchmarking the design and implementation to international standards.

C) Updates on divesting plans communicated to investors
On July 31, 2014, Eni’s CEO, as part of a wider outlook on Eni’s medium-term strategy, reported to investors that the Eni Group has adopted a new organizational setup which is increasingly focused on the oil&gas business priorities and on centralizing technical services and general and administrative services. Against this backdrop, Saipem has been declared to be a non-core asset. This makes Eni’s business portfolio more comparable to the major international oil companies against which Eni is benchmarked by global equity investors when making capital allocation decisions. Eni is currently evaluating a number of strategic options to achieve the stated goal. In the meantime Eni will continue to provide Saipem with the necessary support in order to preserve its financial robustness.

Financial and operating information by segment for the third quarter and nine months of 2014 is provided in the following pages.

Exploration & Production

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

				RESULTS	(euro million)
8,065	7,368	7,285	(9.7)	Net sales from operations		23,679	22,087	(6.7)
3,934	2,791	3,072	(21.9)	Operating profit		11,369	9,293	(18.3)
(18)	190	16		Exclusion of special items:		(46)	226
2	187	(4)		- asset impairments		41	183
(21)	3			- gains on disposal of assets		(86)	2
	(5)			- risk provisions			(5)
	10	1		- provision for redundancy incentives		10	21
(1)	1	1		- commodity derivatives		(1)	3
9	(3)	15		- exchange rate differences and derivatives			22
(7)	(3)	3		- other		(10)
3,916	2,981	3,088	(21.1)	Adjusted operating profit		11,323	9,519	(15.9)
(68)	(67)	(87)		Net financial income (expense) (a)		(193)	(221)
32	118	92		Net income (expense) from investments (a)		315	238
(2,226)	(1,881)	(1,869)		Income taxes (a)		(6,681)	(5,848)
57.4	62.0	60.4		Tax rate (%)		58.4	61.3
1,654	1,151	1,224	(26.0)	Adjusted net profit		4,764	3,688	(22.6)

				Results also include:
1,933	2,391	2,018	4.4	- amortization and depreciation		5,783	6,279	8.6
				of which:
425	459	352	(17.2)	exploration expenditure		1,316	1,168	(11.2)
332	384	278	(16.3)	- amortization of exploratory drilling expenditure and other		1,062	943	(11.2)
93	75	74	(20.4)	- amortization of geological and geophysical exploration expenses		254	225	(11.4)
2,537	2,577	2,712	6.9	Capital expenditure		7,430	7,400	(0.4)
				of which:
358	399	287	(19.8)	- exploratory expenditure (b)		1,302	984	(24.4)

				Production (c) (d)
851	813	812	(4.6)	Liquids (e)	(kbbl/d)	838	815	(2.7)
4,402	4,234	4,197	(4.8)	Natural gas	(mmcf/d)	4,368	4,204	(4.0)
1,653	1,584	1,576	(4.7)	Total hydrocarbons	(kboe/d)	1,633	1,581	(3.2)

				Average realizations
101.39	100.63	92.61	(8.7)	Liquids (e)	($/bbl)	98.84	97.46	(1.4)
7.24	6.90	6.49	(10.4)	Natural gas	($/kcf)	7.26	6.95	(4.3)
71.90	72.25	66.39	(7.7)	Total hydrocarbons	($/boe)	70.85	69.98	(1.2)

				Average oil market prices
110.37	109.63	101.85	(7.7)	Brent dated	($/bbl)	108.45	106.57	(1.7)
83.36	79.96	76.87	(7.8)	Brent dated	(euro/bbl)	82.35	78.65	(4.5)
105.79	103.05	97.48	(7.9)	West Texas Intermediate	($/bbl)	98.13	99.76	1.7
3.56	4.59	3.94	10.7	Gas Henry Hub	($/mmbtu)	3.69	4.57	23.8

(a) Excluding special items.
(b) Includes exploration licenses, acquisition costs and exploration bonuses.
(c) Supplementary operating data is provided on page 40.
(d) Includes Eni’s share of production of equity-accounted entities.
(e) Includes condensates.

Results

In the third quarter of 2014, the Exploration & Production segment reported an adjusted operating profit of euro 3,088 million, representing a decrease of euro 828 million, or 21.1% from the third quarter of 2013. This was negatively impacted by lower oil and gas realizations in dollar terms (down 8.7% and 10.4%, respectively), reflecting trends in the marker Brent (down 7.7%) lower gas prices in Europe, and lower production sold (down 3.3 mmboe). The quarterly results were helped by a reduction in exploration expenditure reflecting a more selective approach.

Special charges recorded in the quarter determined a positive adjustment of euro 16 million (euro 226 million in the nine months of 2014) mainly relating to positive exchange rate differences and derivatives of euro 15 million that are reclassified into adjusted operating profit. In the nine months, special charges of euro 226 million were recorded and included asset impairments (euro 183 million) mainly relating to an initiative that Eni does not expect to finance further in the future, provisions for redundancy incentives (euro 21 million), as well as positive exchange rate differences and derivatives that are reclassified into adjusted operating profit.

Adjusted net profit amounting to euro 1,224 million decreased by euro 430 million, or 26% from the third quarter of 2013 reflecting a reduced operating performance, as well as an increased adjusted tax rate (up 3 percentage points) due to a higher share of taxable profit that was earned by subsidiaries subject to a higher tax rate.

In the nine months of 2014, the Exploration & Production segment reported an adjusted operating profit of euro 9,519 million, representing a decrease of euro 1,804 million, down by 15.9% from the same period of 2013. This was negatively affected by lower production sold, mainly due to geopolitical factors in Libya, lower hydrocarbon realizations in dollar terms (down 1.2% on average), higher depreciation charges taken in connection with the start-up and ramp-up of new fields by the second half of 2013 and the appreciation of the euro against the dollar.

Adjusted net profit amounted to euro 3,688 million, decreasing by euro 1,076 million, or 22.6% from 2013, due to lower operating performance, lower income from equity-accounted entities, as well as an increased adjusted tax rate (up approximately 3 percentage points) for the same drivers described in the quarterly results.

Operating review

In the third quarter of 2014, Eni’s liquids and gas production was 1.576 million boe/d. On a homogeneous basis, excluding the effects of the divestment of Eni’s interest in certain gas assets in Siberia (approximately 30 kboe/d), price effects in the Company’s PSAs and geopolitical factors, production was down 3.5% compared to the third quarter of 2013 (1.581 million boe/d in the nine months, down 1% from the same period of the previous year). Production ramp-ups mainly in the United Kingdom, Algeria and the United States were offset by mature fields declines and unplanned facility downtimes. The share of oil and natural gas produced outside Italy was 89% (unchanged when compared with both the reporting periods).

Liquids production (812 kbbl/d) decreased by 39 kbbl/d, or down 4.6% from the third quarter of 2013. Excluding the effects of the divestment of Eni’s interest the Siberian assets (5 kbbl/d), mature fields declines and unplanned facility downtimes, were partly offset by new fields start-ups and production ramp-ups mainly in the United Kingdom, Algeria and the United States.

Natural gas production for the third quarter of 2014 was 4,197 mmcf/d. When excluding the effect of the divestment of the Siberian assets (156 mmcf/d), natural gas production was broadly in line with the level of the same quarter of the previous year. The contribution of new fields start-ups and ramp-ups mainly in the United Kingdom and Algeria was offset by mature fields declines and unplanned facility downtimes.

In the nine months of 2014, liquids production (815 kbbl/d) decreased by 23 kbbl/d, or down 2.7%, reflecting lower production volumes in Libya and Angola as well as the effect of the divestment of the Siberian assets (5 kbbl/d). These negatives were partly offset by new fields start-ups and ramp-ups mainly in the United Kingdom, Algeria and the United States.

Natural gas production (4,204 mmcf/d), when excluding the effect of the divestment of the Siberian assets (138 mmcf/d), was in line with the same period of the previous year. Mature fields declines were offset by new fields start-ups and ramp-ups.

Gas & Power

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

				RESULTS	(euro million)
6,076	5,558	5,533	(8.9)	Net sales from operations		23,491	20,315	(13.5)
(434)	40	(352)	18.9	Operating profit		(965)	301	..
22	1	28		Exclusion of inventory holding (gains) losses		(11)	(79)
68	29	215		Exclusion of special items:		(3)	(20)
				- asset impairments			1
20				- risk provisions		(82)
		1		- provision for redundancy incentives		1	2
164	(18)	24		- commodity derivatives		218	(259)
(116)	12	190		- exchange rate differences and derivatives		(155)	201
	35			- other		15	35
(344)	70	(109)	68.3	Adjusted operating profit		(979)	202	..
(372)	28	(152)	59.1	Marketing		(1,115)	80	..
28	42	43	53.6	International transport		136	122	(10.3)
	2	2		Net finance income (expense) (a)		12	6
10	3	2		Net income from investments (a)		67	37
210	(35)	42		Income taxes (a)		408	(111)
..	46.7	..		Tax rate (%)		..	45.3
(124)	40	(63)	49.2	Adjusted net profit		(492)	134	..
63	47	36	(42.9)	Capital expenditure		146	111	(24.0)

				Natural gas sales (b)	(bcm)
6.13	7.27	7.24	18.1	Italy		25.16	25.69	2.1
12.22	11.82	12.38	1.3	International sales		42.45	39.78	(6.3)
9.45	9.65	10.14	7.3	- Rest of Europe		34.65	33.11	(4.4)
				of which:
1.30	0.64	0.93	(28.5)	- Importers in Italy		3.78	2.76	(27.0)
8.15	9.01	9.21	13.0	- European markets		30.87	30.35	(1.7)
2.19	1.33	1.53	(30.1)	- Extra European markets		5.88	4.45	(24.3)
0.58	0.84	0.71	22.4	- E&P sales in Europe and in the Gulf of Mexico		1.92	2.22	15.6
18.35	19.09	19.62	6.9	Worldwide gas sales		67.61	65.47	(3.2)
				of which:
16.22	17.07	18.23	12.4	- Sales of consolidated subsidiaries		60.57	59.67	(1.5)
1.55	1.18	0.68	(56.1)	- Eni’s share of sales of natural gas of affiliates		5.12	3.58	(30.1)
0.58	0.84	0.71	22.4	- E&P sales in Europe and in the Gulf of Mexico		1.92	2.22	15.6
8.45	7.75	8.26	(2.2)	Electricity sales	(TWh)	26.30	24.26	(7.8)

(a) Excluding special items.
(b) Supplementary operating data is provided on page 41.

Results

In the third quarter of 2014, the Gas & Power segment reported an adjusted operating loss of euro 109 million which was two thirds better than the operating loss of euro 344 million reported in the same period of the previous year. This was driven by improved competitiveness due to the renegotiation of a substantial portion of the long-term gas supply portfolio. These benefits were partially offset by continuing headwinds in the gas market as spot selling prices in Italy declined, dragged down by weak structural demand and oversupply. This also triggered price revisions from certain long-term buyers. Furthermore, prices in the residential market were affected by a reduction in regulated tariffs set by the Italian Authority for Electricity and Gas, which replaced the previous oil-linked indexation mechanism of the raw material with prices quoted at spot markets. Finally margins on electricity production were sharply lower, reflecting an ongoing downturn in the thermoelectric sector.

Adjusted operating loss for the quarter was calculated by including a positive amount of euro 215 million (a negative of euro 20 million in the nine months) which comprises special charges of euro 25 million (special gains of euro 221 million in the nine months) relating to fair-valued commodity derivatives and the correlated exchange rate derivatives lacking the formal requisites to be accounted as hedges under IFRS, as well as exchange rate differences and derivatives that are reclassified into the adjusted operating profit and relate to exchange rate exposure in pricing formulas and exposure on trade payables (gains of euro 190 million and euro 201 million in the third quarter and the nine months, respectively).

Adjusted net loss of the third quarter of 2014 halved to euro 63 million due to a reduced operating losses, partly offset by lower results from equity-accounted entities.

In the nine months of 2014, the Gas & Power segment reported an adjusted operating profit of euro 202 million reversing the prior-year loss of euro 979 million (up euro 1,181 million) due to the same drivers described in the quarterly disclosure as well as renegotiations of a number of gas supply contracts, the economic effects of which were retroactive to the previous thermal year.

Adjusted net profit of the nine months of 2014 amounted to euro 134 million, increasing by euro 626 million from the same period of the previous year partly offset by lower results from equity-accounted entities.

Operating review

In the third quarter of 2014, Eni’s natural gas sales were 19.62 bcm (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico), up by 6.9% from the same period of the previous year.
Sales in Italy increased by 18.1% to 7.24 bcm driven by higher spot volumes and a growth in the wholesalers and residential segments reflecting effective commercial policies, partly offset by lower sales to the power generation and industrial segments.
Sales in Europe of 9.21 bcm increased by 13% driven by higher volumes marketed in Benelux.

In the nine months of 2014, natural gas sales amounted to 65.47 bcm (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico) decreasing by 2.14 bcm, or 3.2% from the same period of the previous year.
Sales in Italy slightly increased to 25.69 bcm, or up 2.1%, driven by higher sales in the spot and small and medium enterprises markets, which were partly offset by lower sales due to unusual winter weather conditions, as well as a tougher trading environment for electricity sales reflecting higher use of hydroelectric and renewable sources and lower demand, mainly in the first months of the year.
Sales in Europe of 30.35 bcm decreased by 1.7% .

Electricity sales were 8.26 TWh in the third quarter of 2014, decreasing by 2.2% from a year earlier (24.26 TWh, down by 7.8% in the nine months of 2014) due to lower spot volumes.

Other performance indicators
A breakdown of the pro-forma adjusted EBITDA by business is presented below:

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

(216)	164	(14)	93.5	Pro-forma adjusted EBITDA	(534)	537	..
(274)	89	(90)	67.2	Marketing	(763)	311	..
58	75	76	31.0	International transport	229	226	(1.3)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power segment, taking into account evidence that this business segment is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

				RESULTS	(euro million)
16,179	15,339	14,539	(10.1)	Net sales from operations		45,862	43,225	(5.7)
(139)	(262)	(219)	(57.6)	Operating profit		(680)	(842)	(23.8)
(5)	(127)	224		Exclusion of inventory holding (gains) losses		190	161
89	170	34		Exclusion of special items:		125	278
19	33	5		- environmental charges		35	46
23	125	34		- asset impairments		64	212
(2)				- gains on disposal of assets		(4)
2	3	1		- provision for redundancy incentives		6	5
11	1	(29)		- commodity derivatives		9	(30)
28	5	16		- exchange rate differences and derivatives		9	27
8	3	7		- other		6	18
(55)	(219)	39	..	Adjusted operating profit		(365)	(403)	(10.4)
(1)	(4)	(2)		Net finance income (expense) (a)		(4)	(7)
1	6	26		Net income (expense) from investments (a)		40	66
17	52	(21)		Income taxes (a)		101	62
..	..	33.3		Tax rate (%)		..	..
(38)	(165)	42	..	Adjusted net profit		(228)	(282)	(23.7)
171	118	112	(34.5)	Capital expenditure		400	341	(14.8)

				Global indicator refining margin
2.43	2.29	4.39	80.7	Standard Eni Refining Margin (SERM) (b)	($/bbl)	2.92	2.62	(10.3)
				REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.94	4.61	5.48	(7.7)	Refining throughputs in Italy		17.70	15.05	(15.0)
7.12	5.81	6.71	(5.8)	Refining throughputs on own account		20.88	18.40	(11.9)
5.82	4.49	5.36	(7.9)	- Italy		17.27	14.62	(15.3)
1.30	1.32	1.35	3.8	- Rest of Europe		3.61	3.78	4.7
2.54	2.38	2.41	(5.1)	Retail sales		7.36	6.95	(5.6)
1.71	1.60	1.58	(7.6)	- Italy		5.07	4.63	(8.7)
0.83	0.78	0.83		- Rest of Europe		2.29	2.32	1.3
3.36	2.96	3.35	(0.3)	Wholesale sales		9.32	9.00	(3.4)
2.26	1.79	2.12	(6.2)	- Italy		6.20	5.59	(9.8)
1.10	1.17	1.23	11.8	- Rest of Europe		3.12	3.41	9.3
0.11	0.11	0.11		Wholesale sales outside Europe		0.32	0.32

(a) Excluding special items.
(b) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations. It gauges the profitability of Eni’s refineries against the typical raw material slate and yields.

Results

In the third quarter of 2014, the Refining & Marketing segment returned to profitability, recording an adjusted operating profit of euro 39 million, up euro 94 million from euro 55 million of adjusted operating losses in the same quarter of the previous year. In spite of structural headwinds in the industry due to weak demand and excess capacity, the results were helped by slightly better refining margins, efficiency initiatives, in particular aimed at reducing energy and operating costs, and asset optimizations and capacity restructurings. Marketing results were stable in spite of stiff competition and weak demand.

Special charges excluded from adjusted operating profit of the third quarter of 2014 amounted to a net positive of euro 34 million (net positive of euro 278 million in the nine months) and mainly related to impairment charges to write down compliance and stay-in-business capital expenditure at fully-impaired CGUs (euro 34 million in the third quarter; euro 212 million in the nine months also reflecting the alignment to fair value of the retail networks in the Czech Republic and Slovakia), fair-valued commodity derivatives contracts lacking the formal requisites to be accounted as hedges under IFRS (a gain of euro 29 million and euro 30 million in the quarter and in the nine months respectively) and environmental charges (euro 5 million and euro 46 million in the two reporting periods respectively), as well as the reclassification in adjusted operating profit of exchange rate differences and derivatives entered to hedge exchange rate exposure in commodity pricing formulas and commercial exposure (euro 16 million; euro 27 million in the nine months).

In the third quarter of 2014, adjusted net profit was euro 42 million, up by euro 80 million from the euro 38 million loss of the third quarter of 2013 due to a better operating performance and higher results from equity-accounted entities.

In the nine months of 2014, the Refining & Marketing segment reported an adjusted operating loss amounting to euro 403 million, down by euro 38 million from the nine months of 2013.
Adjusted net loss was euro 282 million, down by euro 54 million from the same period of 2013.

Operating review

Eni’s refining throughputs for the third quarter of 2014 were 6.71 mmtonnes (18.40 mmtonnes in the nine months 2014), down by 5.8% from the third quarter of 2013 (down by 11.9% from the nine months of 2013). In Italy, processed volumes decreased (down by 7.9% and 15.3% in the two reporting periods, respectively) due to the shutdown of the Gela Refinery in March 2014, as well as to the Taranto site which was halted in the second quarter of 2014 to upgrade the RHU unit into a hydro-cracker. Furthermore, the Venice refinery was converted in a green facility and started up in May 2014. The throughputs at the Milazzo refinery reported an increase to exploit the favorable refinery scenario.
Outside Italy, Eni’s refining throughputs increased by 3.8% in the quarter (up 4.7% in the nine months of 2014) mainly in the Czech Republic.

Retail sales in Italy were 1.58 mmtonnes in the third quarter of 2014 (4.63 mmtonnes in the nine months of 2014), down by 0.13 mmtonnes, or 7.6% (down by 0.44 mmtonnes, or 8.7% in the nine months of 2014), due to lower consumption of all products. In the third quarter of 2014 Eni’s market share was 25.4%, decreasing by 1.8% from the same period in 2013 (27.2%).

Wholesale sales in Italy (2.12 mmtonnes in the third quarter, 5.59 mmtonnes in the nine months of 2014) decreased by 0.14 mmtonnes, or 6.2% from the third quarter of 2013 (down by 9.8% in the nine months of 2014), mainly due to lower sales of gasoil, fuel oil and bunker oil reflecting declining demand, partially offset by higher marketed volumes of gasoline and jet fuel. Average market share in the third quarter of 2014 was 27.3% (30.3% in the third quarter of 2013).

Retail sales in the rest of Europe were 0.83 mmtonnes in the third quarter of 2014 (2.32 mmtonnes in the nine months of 2014), broadly unchanged from the same period of 2013 (down by 1.3% compared to the nine months of 2013). Higher sales in France, Czech Republic and Germany were offset by higher volumes in Austria.

Wholesale sales in the rest of Europe (1.23 mmtonnes in the third quarter of 2014; 3.41 mmtonnes in the nine months of 2014) increased by 11.8% from the third quarter of 2013 (up 9.3% from the nine months of 2013), mainly in the Czech Republic, Germany, Hungary and Slovenia.

Summarized Group profit and loss account

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

29,775	27,353	26,600	(10.7)	Net sales from operations	89,062	83,156	(6.6)
342	32	247	(27.8)	Other income and revenues	717	439	(38.8)
(24,427)	(22,388)	(21,791)	10.8	Operating expenses	(74,060)	(67,853)	8.4
(37)	155	(50)	(35.1)	Other operating income (expense)	(47)	353	..
(2,351)	(2,897)	(2,427)	(3.2)	Depreciation, depletion, amortization and impairments	(7,032)	(7,615)	(8.3)

3,302	2,255	2,579	(21.9)	Operating profit	8,640	8,480	(1.9)
(142)	(257)	(318)	..	Finance income (expense)	(752)	(811)	(7.8)
3,646	408	114	(96.9)	Net income from investments	4,278	735	(82.8)

6,806	2,406	2,375	(65.1)	Profit before income taxes	12,166	8,404	(30.9)
(2,694)	(1,825)	(779)	71.1	Income taxes	(6,619)	(4,890)	26.1
39.6	75.9	32.8		Tax rate (%)	54.4	58.2

4,112	581	1,596	(61.2)	Net profit	5,547	3,514	(36.7)

				of which attributable:
3,989	658	1,714	(57.0)	- Eni’s shareholders	5,807	3,675	(36.7)
123	(77)	(118)	..	- Non-controlling interest	(260)	(161)	38.1

3,989	658	1,714	(57.0)	Net profit attributable to Eni’s shareholders	5,807	3,675	(36.7)
(1)	5	133		Exclusion of inventory holding (gains) losses	209	144
(2,848)	220	(678)		Exclusion of special items	(2,874)	(576)
1,140	883	1,169	2.5	Adjusted net profit attributable to Eni’s shareholders (a)	3,142	3,243	3.2

(a) For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

NON-GAAP measure

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit.
The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income. Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.
As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allows to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations.
Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit, adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)

Nine months 2014	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	9,293	301	(842)	(406)	441	(172)	(212)	77	8,480
Exclusion of inventory holding (gains) losses		(79)	161	101				22	205

Exclusion of special items:
environmental charges			46	7		5			58
asset impairments	183	1	212	7		9			412
net gains on disposal of assets	2				1	(1)			2
risk provisions	(5)					3	4		2
provision for redundancy incentives	21	2	5	4	2		3		37
commodity derivatives	3	(259)	(30)	2	4				(280)
exchange rate differences and derivatives	22	201	27	3					253
other		35	18	2		26	1		82

Special items of operating profit	226	(20)	278	25	7	42	8		566

Adjusted operating profit	9,519	202	(403)	(280)	448	(130)	(204)	99	9,251
Net finance (expense) income (a)	(221)	6	(7)	(2)	(4)	(3)	(408)		(639)
Net income from investments (a)	238	37	66		27	1	219		588
Income taxes (a)	(5,848)	(111)	62	63	(157)		184	(33)	(5,840)

Tax rate (%)	61.3	45.3	..		33.3				63.5
Adjusted net profit	3,688	134	(282)	(219)	314	(132)	(209)	66	3,360

of which:
- Adjusted net profit of non-controlling interest									117
- Adjusted net profit attributable to Eni’s shareholders									3,243

Reported net profit attributable to Eni’s shareholders									3,675

Exclusion of inventory holding (gains) losses									144
Exclusion of special items									(576)

Adjusted net profit attributable to Eni’s shareholders									3,243

(a) Excluding special items.

(euro million)

Nine months 2013	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	11,369	(965)	(680)	(393)	(264)	(244)	(246)	63	8,640
Exclusion of inventory holding (gains) losses		(11)	190	132				20	331

Exclusion of special items:
environmental charges			35	3		22			60
asset impairments	41		64	6		4			115
net gains on disposal of assets	(86)		(4)		111	(2)			19
risk provisions		(82)		4		30			(48)
provision for redundancy incentives	10	1	6	1	7	1	3		29
commodity derivatives	(1)	218	9		1				227
exchange rate differences and derivatives		(155)	9	(9)					(155)
other	(10)	15	6		(109)	30	(7)		(75)

Special items of operating profit	(46)	(3)	125	5	10	85	(4)		172

Adjusted operating profit	11,323	(979)	(365)	(256)	(254)	(159)	(250)	83	9,143
Net finance (expense) income (a)	(193)	12	(4)	(1)	(4)	(6)	(374)		(570)
Net income from investments (a)	315	67	40	(1)	11	(1)	223		654
Income taxes (a)	(6,681)	408	101	36	(107)		(68)	(20)	(6,331)

Tax rate (%)	58.4	..	..		..				68.6
Adjusted net profit	4,764	(492)	(228)	(222)	(354)	(166)	(469)	63	2,896

of which:
- Adjusted net profit of non-controlling interest									(246)
- Adjusted net profit attributable to Eni’s shareholders									3,142

Reported net profit attributable to Eni’s shareholders									5,807

Exclusion of inventory holding (gains) losses									209
Exclusion of special items									(2,874)

Adjusted net profit attributable to Eni’s shareholders									3,142

(a) Excluding special items.

(euro million)

Third quarter 2014	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,072	(352)	(219)	(120)	150	(27)	(69)	144	2,579
Exclusion of inventory holding (gains) losses		28	224	18				(80)	190

Exclusion of special items:
environmental charges			5			(21)			(16)
asset impairments	(4)		34			4			34
net gains on disposal of assets						(1)			(1)
risk provisions							1		1
provision for redundancy incentives	1	1	1	1	1		2		7
commodity derivatives	1	24	(29)	1	4				1
exchange rate differences and derivatives	15	190	16	2					223
other	3		7			3	1		14

Special items of operating profit	16	215	34	4	5	(15)	4		263

Adjusted operating profit	3,088	(109)	39	(98)	155	(42)	(65)	64	3,032
Net finance (expense) income (a)	(87)	2	(2)		(1)		(78)		(166)
Net income from investments (a)	92	2	26	2	12	1	(28)		107
Income taxes (a)	(1,869)	42	(21)	30	(67)		139	(20)	(1,766)

Tax rate (%)	60.4	..	33.3		40.4				59.4
Adjusted net profit	1,224	(63)	42	(66)	99	(41)	(32)	44	1,207

of which:
- Adjusted net profit of non-controlling interest									38
- Adjusted net profit attributable to Eni’s shareholders									1,169

Reported net profit attributable to Eni’s shareholders									1,714

Exclusion of inventory holding (gains) losses									133
Exclusion of special items									(678)

Adjusted net profit attributable to Eni’s shareholders									1,169

(a) Excluding special items.

(euro million)

Third quarter 2013	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	3,934	(434)	(139)	(115)	212	(51)	(92)	(13)	3,302
Exclusion of inventory holding (gains) losses		22	(5)	9				(31)	(5)

Exclusion of special items:
environmental charges			19	1		(14)			6
asset impairments	2		23			2			27
net gains on disposal of assets	(21)		(2)		110	(2)			85
risk provisions		20				7			27
provision for redundancy incentives			2		7		1		10
commodity derivatives	(1)	164	11	(1)					173
exchange rate differences and derivatives	9	(116)	28	(5)					(84)
other	(7)		8		(109)	6	(1)		(103)

Special items of operating profit	(18)	68	89	(5)	8	(1)			141

Adjusted operating profit	3,916	(344)	(55)	(111)	220	(52)	(92)	(44)	3,438
Net finance (expense) income (a)	(68)		(1)		(2)		(138)		(209)
Net income from investments (a)	32	10	1		2	(1)	180		224
Income taxes (a)	(2,226)	210	17	25	(55)		(229)	29	(2,229)

Tax rate (%)	57.4	..	..		25.0				64.6
Adjusted net profit	1,654	(124)	(38)	(86)	165	(53)	(279)	(15)	1,224

of which:
- Adjusted net profit of non-controlling interest									84
- Adjusted net profit attributable to Eni’s shareholders									1,140

Reported net profit attributable to Eni’s shareholders									3,989

Exclusion of inventory holding (gains) losses									(1)
Exclusion of special items									(2,848)

Adjusted net profit attributable to Eni’s shareholders									1,140

(a) Excluding special items.

(euro million)

Second quarter 2014	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	2,791	40	(262)	(158)	164	(93)	(63)	(164)	2,255
Exclusion of inventory holding (gains) losses		1	(127)	45				89	8

Exclusion of special items:
environmental charges			33	7		26			66
asset impairments	187		125	8		3			323
net gains on disposal of assets	3				1				4
risk provisions	(5)					3	(1)		(3)
provision for redundancy incentives	10		3	3	1		6		23
commodity derivatives	1	(18)	1	(1)	(1)				(18)
exchange rate differences and derivatives	(3)	12	5	1					15
other	(3)	35	3	2		18			55

Special items of operating profit	190	29	170	20	1	50	5		465

Adjusted operating profit	2,981	70	(219)	(93)	165	(43)	(58)	(75)	2,728
Net finance (expense) income (a)	(67)	2	(4)	(1)	(2)	(3)	(177)		(252)
Net income from investments (a)	118	3	6	(2)	7		153		285
Income taxes (a)	(1,881)	(35)	52	18	(46)		32	21	(1,839)

Tax rate (%)	62.0	46.7	..		27.1				66.6
Adjusted net profit	1,151	40	(165)	(78)	124	(46)	(50)	(54)	922

of which:
- Adjusted net profit of non-controlling interest									39
- Adjusted net profit attributable to Eni’s shareholders									883

Reported net profit attributable to Eni’s shareholders									658

Exclusion of inventory holding (gains) losses									5
Exclusion of special items									220

Adjusted net profit attributable to Eni’s shareholders									883

(a) Excluding special items.

Breakdown of special items

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Nine months 2013	Nine months 2014

6	66	(16)	Environmental charges	60	58
27	323	34	Asset impairments	115	412
85	4	(1)	Net gains on disposal of assets	19	2
27	(3)	1	Risk provisions	(48)	2
10	23	7	Provisions for redundancy incentives	29	37
173	(18)	1	Commodity derivatives	227	(280)
(84)	15	223	Exchange rate differences and derivatives	(155)	253
(103)	55	14	Other	(75)	82

141	465	263	Special items of operating profit	172	566

(67)	5	152	Net finance (income) expense	182	172
			of which:
84	(15)	(223)	- exchange rate differences and derivatives	155	(253)
(3,422)	(123)	(7)	Net income from investments	(3,624)	(147)
			of which:
(3,422)	(94)		- gains on disposal of assets	(3,596)	(96)
			of which:
(3,359)			- divestment of the 28.57% of Eni’s interest in Eni East Africa	(3,359)
	(94)		- Galp	(95)	(96)
			- Snam	(75)
	(29)	2	- impairments of equity investments		(27)
461	(11)	(930)	Income taxes	410	(889)
			of which:
143	45	(12)	- deferred tax adjustment on PSAs	143	33
(22)	32	(12)	- re-allocation of tax impact on intercompany dividends and other special items	19	30
340	(76)	(116)	- taxes on special items of operating profit	248	(150)
	(12)	(790)	- other net tax refund		(802)

(2,887)	336	(522)	Total special items of net profit	(2,860)	(298)

			Attributable to:
(39)	116	156	- non-controlling interest	14	278
(2,848)	220	(678)	- Eni’s shareholders	(2,874)	(576)

Net sales from operations

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

8,065	7,368	7,285	(9.7)	Exploration & Production	23,679	22,087	(6.7)
6,076	5,558	5,533	(8.9)	Gas & Power	23,491	20,315	(13.5)
16,179	15,339	14,539	(10.1)	Refining & Marketing	45,862	43,225	(5.7)
1,453	1,402	1,285	(11.6)	Versalis	4,516	4,089	(9.5)
3,442	3,075	3,509	1.9	Engineering & Construction	8,443	9,475	12.2
17	19	17		Other activities	65	51	(21.5)
355	342	308	(13.2)	Corporate and financial companies	1,035	979	(5.4)
(2)	(18)	7		Impact of unrealized intragroup profit elimination	(29)	(24)
(5,810)	(5,732)	(5,883)		Consolidation adjustment	(18,000)	(17,041)
29,775	27,353	26,600	(10.7)		89,062	83,156	(6.6)

Operating expenses

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

23,224	21,013	20,494	(11.8)	Purchases, services and other	70,271	63,840	(9.2)
33	63	(15)		of which: - other special items	12	60
1,203	1,375	1,297	7.8	Payroll and related costs	3,789	4,013	5.9
10	23	7		of which: - provision for redundancy incentives and other	29	37
24,427	22,388	21,791	(10.8)		74,060	67,853	(8.4)

Depreciation, depletion, amortization and impairments

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

1,931	2,204	2,022	4.7	Exploration & Production	5,742	6,096	6.2
94	80	82	(12.8)	Gas & Power	292	246	(15.8)
84	67	67	(20.2)	Refining & Marketing	253	207	(18.2)
23	26	25	8.7	Versalis	65	74	13.8
181	186	187	3.3	Engineering & Construction	537	549	2.2
17	17	17		Corporate and financial companies	47	50	6.4
(6)	(6)	(7)		Impact of unrealized intragroup profit elimination	(19)	(19)
2,324	2,574	2,393	3.0	Total depreciation, depletion and amortization	6,917	7,203	4.1

27	323	34	25.9	Impairments	115	412	..

2,351	2,897	2,427	3.2		7,032	7,615	8.3

Net income from investments

(euro million) Nine months 2014	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	75	37	7	26	(2)	143
Dividends	164		59		67	290
Net gains on disposal		10		3	96	109
Other income (expense), net	(3)	12	29	1	154	193

	236	59	95	30	315	735

Income taxes

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Nine months 2013	Nine months 2014	Change

			Profit before income taxes
(320)	(154)	(375)	Italy	(1,476)	(75)	1,401
7,126	2,560	2,750	Outside Italy	13,642	8,479	(5,163)
6,806	2,406	2,375		12,166	8,404	(3,762
			Income taxes
165	(30)	(1,037)	Italy	5	(823)	(828)
2,529	1,855	1,816	Outside Italy	6,614	5,713	(901)
2,694	1,825	779		6,619	4,890	(1,729)
			Tax rate (%)
..	..	..	Italy	..	..	..
35.5	72.5	66.0	Outside Italy	48.5	67.4	18.9
39.6	75.9	32.8		54.4	58.2	3.8

Adjusted net profit by segment

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

1,654	1,151	1,224	(26.0)	Exploration & Production	4,764	3,688	(22.6)
(124)	40	(63)	49.2	Gas & Power	(492)	134	..
(38)	(165)	42	..	Refining & Marketing	(228)	(282)	(23.7)
(86)	(78)	(66)	23.3	Versalis	(222)	(219)	1.4
165	124	99	(40.0)	Engineering & Construction	(354)	314	..
(53)	(46)	(41)	22.6	Other activities	(166)	(132)	20.5
(279)	(50)	(32)	88.5	Corporate and financial companies	(469)	(209)	55.4
(15)	(54)	44		Impact of unrealized intragroup profit elimination (a)	63	66
1,224	922	1,207	(1.4)		2,896	3,360	16.0
				Attributable to:
1,140	883	1,169	2.5	- Eni’s shareholders	3,142	3,243	3.2
84	39	38	(54.8)	- non-controlling interest	(246)	117	..

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings - which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)

Dec. 31, 2013	June 30, 2014	Sept. 30, 2014	Change vs. Dec. 31, 2013	Change vs. June 30, 2014

Total debt	25,560	26,262	26,400	840	138
Short-term debt	4,685	6,295	6,360	1,675	65
Long-term debt	20,875	19,967	20,040	(835)	73
Cash and cash equivalents	(5,431)	(6,518)	(5,471)	(40)	1,047
Securities held for trading and other securities held for non-operating purposes	(5,037)	(5,028)	(4,890)	147	138
Financing receivables for non-operating purposes	(129)	(115)	(202)	(73)	(87)

Net borrowings	14,963	14,601	15,837	874	1,236

Shareholders’ equity including non-controlling interest	61,049	61,261	64,024	2,975	2,763
Leverage	0.25	0.24	0.25		0.01

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. No. DEM/6064293 of 2006).

Bonds maturing in the 18-months period starting on September 30, 2014

(euro million)

Issuing entity	Amount at Sept. 30, 2014 (a)

Eni SpA	5,814
Eni Finance International SA	229

6,043

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the nine months of 2014 (guaranteed by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amount at Sept. 30, 2014 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,000	EUR	1,016	2029	fixed	3.625

1,016

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements
GROUP BALANCE SHEET

(euro million)

Jan. 1, 2013	Dec. 31, 2013	June 30, 2014	Sept. 30, 2014

	ASSETS
	Current assets
7,936	Cash and cash equivalents	5,431	6,518	5,471
	Other financial activities held for trading	5,004	5,020	4,878
237	Other financial assets available for sale	235	244	252
28,618	Trade and other receivables	28,890	28,246	28,097
8,578	Inventories	7,939	8,257	8,793
771	Current tax assets	802	730	629
1,239	Other current tax assets	835	897	962
1,617	Other current assets	1,325	3,351	3,630

48,996		50,461	53,263	52,712
	Non-current assets
64,798	Property, plant and equipment	63,763	65,913	70,099
2,541	Inventory - compulsory stock	2,573	2,457	2,347
4,487	Intangible assets	3,876	3,707	3,656
3,453	Equity-accounted investments	3,153	3,112	640
5,085	Other investments	3,027	2,412	5,129
913	Other financial assets	858	975	1,056
5,005	Deferred tax assets	4,658	4,579	4,935
4,398	Other non-current receivables	3,676	2,995	3,905

90,680		85,584	86,150	91,767
516	Assets held for sale	2,296	663	480

140,192	TOTAL ASSETS	138,341	140,076	144,959
	LIABILITIES AND SHAREHOLDERS’ EQUITY
	Current liabilities
2,032	Short-term debt	2,553	3,238	3,171
3,015	Current portion of long-term debt	2,132	3,057	3,189
23,666	Trade and other payables	23,701	21,231	21,689
1,633	Income taxes payable	755	845	822
2,188	Other taxes payable	2,291	2,477	2,310
1,418	Other current liabilities	1,437	2,760	3,374

33,952		32,869	33,608	34,555
	Non-current liabilities
19,145	Long-term debt	20,875	19,967	20,040
13,567	Provisions for contingencies	13,120	14,465	14,803
1,407	Provisions for employee benefits	1,279	1,302	1,348
6,745	Deferred tax liabilities	6,750	7,138	7,629
2,598	Other non-current liabilities	2,259	2,114	2,342

43,462		44,283	44,986	46,162
361	Liabilities directly associated with assets held for sale	140	221	218

77,775	TOTAL LIABILITIES	77,292	78,815	80,935
	SHAREHOLDERS’ EQUITY
3,357	Non-controlling interest	2,839	2,759	2,673
	Eni shareholders’ equity
4,005	Share capital	4,005	4,005	4,005
(16)	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(154)	19	(12)
49,438	Other reserves	51,393	52,920	56,196
(201)	Treasury shares	(201)	(403)	(493)
(1,956)	Interim dividend	(1,993)		(2,020)
7,790	Net profit	5,160	1,961	3,675

59,060	Total Eni shareholders’ equity	58,210	58,502	61,351
62,417	TOTAL SHAREHOLDERS’ EQUITY	61,049	61,261	64,024
140,192	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	138,341	140,076	144,959

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Nine months 2013	Nine months 2014

			REVENUES
29,775	27,353	26,600	Net sales from operations	89,062	83,156
342	32	247	Other income and revenues	717	439
30,117	27,385	26,847	Total revenues	89,779	83,595

			OPERATING EXPENSES
23,224	21,013	20,494	Purchases, services and other	70,271	63,840
1,203	1,375	1,297	Payroll and related costs	3,789	4,013
(37)	155	(50)	OTHER OPERATING (EXPENSE) INCOME	(47)	353

2,351	2,897	2,427	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	7,032	7,615

3,302	2,255	2,579	OPERATING PROFIT	8,640	8,480

			FINANCE INCOME (EXPENSE)
1,236	1,808	2,755	Finance income	4,450	6,116
(1,384)	(2,093)	(3,100)	Finance expense	(5,189)	(6,937)
	12	6	Income (expense) from other financial activities held for trading		22
6	16	21	Derivative financial instruments	(13)	(12)
(142)	(257)	(318)		(752)	(811)

			INCOME (EXPENSE) FROM INVESTMENTS
40	45	32	Share of profit (loss) of equity-accounted investments	201	143
3,606	363	82	Other gain (loss) from investments	4,077	592
3,646	408	114		4,278	735

6,806	2,406	2,375	PROFIT BEFORE INCOME TAXES	12,166	8,404
(2,694)	(1,825)	(779)	Income taxes	(6,619)	(4,890)

4,112	581	1,596	Net profit	5,547	3,514

			Attributable to:
3,989	658	1,714	- Eni’s shareholders	5,807	3,675
123	(77)	(118)	- non-controlling interest	(260)	(161)

			Net profit per share (euro per share)
1.10	0.18	0.48	- basic	1.60	1.02
1.10	0.18	0.48	- diluted	1.60	1.02

COMPREHENSIVE INCOME

(euro million)

Nine months 2013	Nine months 2014

Net profit	5,547	3,514
Other items of comprehensive income
Foreign currency translation differences	(1,122)	3,758
Fair value evaluation of Eni’s interest in Galp and Snam	(36)	(77)
Change in the fair value of cash flow hedging derivatives	(141)	203
Change in the fair value of available-for-sale securities	(2)	6
Share of "Other comprehensive income" on equity-accounted entities		3
Taxation	43	(61)

	(1,258)	3,832

Total comprehensive income	4,289	7,346
Attributable to:
- Eni’s shareholders	4,578	7,459
- non-controlling interest	(289)	(113)

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders’ equity at December 31, 2013		61,049
Total comprehensive income	7,346
Dividends distributed to Eni’s shareholders	(4,006)
Dividends distributed by consolidated subsidiaries	(48)
Purchase of Eni’s treasury share	(292)
Other changes	(25)

Total changes		2,975

Shareholders’ equity at September 30, 2014		64,024

Attributable to:
- Eni’s shareholders		61,351
- non-controlling interest		2,673

GROUP CASH FLOW STATEMENT

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Nine months 2013	Nine months 2014

4,112	581	1,596	Net profit	5,547	3,514
			Adjustments to reconcile net profit to net cash provided by operating activities
2,324	2,574	2,393	Depreciation, depletion and amortization	6,917	7,203
27	323	34	Impairments of tangible and intangible assets, net	115	412
(40)	(45)	(32)	Share of loss of equity-accounted investments	(201)	(143)
(3,336)	(15)	(86)	Gain on disposal of assets, net	(3,504)	(106)
(51)	(138)	(116)	Dividend income	(357)	(290)
(49)	(44)	(45)	Interest income	(108)	(120)
163	180	173	Interest expense	537	524
2,694	1,825	779	Income taxes	6,619	4,890
(244)	(32)	208	Other changes	(77)	65
			Changes in working capital:
(963)	(784)	(239)	- inventories	(279)	(521)
1,723	2,933	1,713	- trade receivables	1,338	3,287
622	(1,308)	(404)	- trade payables	(1,267)	(2,445)
(193)	(62)	106	- provisions for contingencies	(485)	134
(1,585)	(734)	(107)	- other assets and liabilities	243	(1,075)
(396)	45	1,069	Cash flow from changes in working capital	(450)	(620)
5	6	5	Net change in the provisions for employee benefits	21	9
103	237	96	Dividends received	512	440
5	9	52	Interest received	62	78
(133)	(132)	(313)	Interest paid	(827)	(638)
(2,157)	(1,785)	(1,829)	Income taxes paid, net of tax receivables received	(6,964)	(5,494)
3,027	3,589	3,984	Net cash provided by operating activities	7,842	9,724
			Investing activities:
(2,671)	(2,542)	(2,769)	- tangible assets	(7,573)	(7,521)
(393)	(437)	(314)	- intangible assets	(1,438)	(1,086)
	(21)		- consolidated subsidiaries and businesses	(28)	(36)
(40)	(112)	(91)	- investments	(188)	(248)
(4,524)	16	(9)	- securities	(4,542)	(57)
(173)	(35)	(271)	- financing receivables	(655)	(790)
(146)	272	129	- change in payables and receivables in relation to investments and capitalized depreciation	(7)	287
(7,947)	(2,859)	(3,325)	Cash flow from investments	(14,431)	(9,451)
			Disposals:
22	7	2	- tangible assets	208	9
3			- intangible assets	7
3,401			- consolidated subsidiaries and businesses	3,401
119	830	215	- investments	2,394	3,222
8	5	153	- securities	35	193
(15)	(160)	57	- financing receivables	1,245	365
80	25	45	- change in payables and receivables in relation to disposals	131	51
3,618	707	472	Cash flow from disposals	7,421	3,840
(4,329)	(2,152)	(2,853)	Net cash used in investing activities (*)	(7,010)	(5,611)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Nine months 2013	Nine months 2014

2,260	236	301	Proceeds from long-term debt	4,854	1,528
(794)	(127)	(303)	Repayments of long-term debt	(4,108)	(1,846)
10	295	(141)	Increase (decrease) in short-term debt	938	523
1,476	404	(143)		1,684	205
1	1		Net capital contributions by non-controlling interest	1	1
1			Disposal of treasury shares made by consolidated subsidiaries other than the parent company	1
(3)			Acquisition of interests in consolidated subsidiaries	(28)
(1,993)	(1,986)	(1,985)	Dividends paid to Eni’s shareholders	(3,949)	(3,971)
(40)	(4)		Dividends paid to non-controlling interests	(250)	(48)
	(51)	(90)	Net purchase of treasury shares		(292)
(558)	(1,636)	(2,218)	Net cash used in financing activities	(2,541)	(4,105)
	2		Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)		2
(18)	(9)	40	Effect of exchange rate changes on cash and cash equivalents and other changes	(31)	30
(1,878)	(206)	(1,047)	Net cash flow for the period	(1,740)	40
8,074	6,724	6,518	Cash and cash equivalents - beginning of the period	7,936	5,431
6,196	6,518	5,471	Cash and cash equivalents - end of the period	6,196	5,471

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Nine months 2013	Nine months 2014

			Financing investments:
(4,522)	25	(6)	- securities	(4,522)	(9)
(1)	(22)	(93)	- financing receivables	(143)	(182)
(4,523)	3	(99)		(4,665)	(191)
			Disposal of financing investments:
5		147	- securities	27	174
(37)	50	12	- financing receivables	1,037	113
(32)	50	159		1,064	287
(4,555)	53	60	Net cash flows from financing activities	(3,601)	96

SUPPLEMENTAL INFORMATION

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Nine months 2013	Nine months 2014

		Effect of investment of companies included in consolidation and businesses
	36	Current assets	26	96
	233	Non-current assets	27	265
		Net borrowings	(5)	(19)
	(248)	Current and non-current liabilities	(19)	(291)

	21	Net effect of investments	29	51
		Non-controlling interest
		Fair value of investments held before the acquisition of control		(15)
		Sale of unconsolidated entities controlled by Eni

	21	Purchase price	29	36
		less:
		Cash and cash equivalents	(1)
	21	Cash flow on investments	28	36

		Effect of disposal of consolidated subsidiaries and businesses
47		Current assets	47
41		Non-current assets	41
23		Net borrowings	23
(69)		Current and non-current liabilities	(69)
42		Net effect of disposals	42

		Fair value of non-controlling interest retained after disposals
3,359		Gains on disposal	3,359
		Non-controlling interest

3,401		Selling price	3,401
		less:
		Cash and cash equivalents
3,401		Cash flow on disposals	3,401

CAPITAL EXPENDITURE

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

2,537	2,577	2,712	6.9	Exploration & Production	7,430	7,400	(0.4)
358	399	287	(19.8)	- exploration	1,302	984	(24.4)
2,149	2,160	2,405	11.9	- development	6,056	6,349	4.8
30	18	20	(33.3)	- other expenditure	72	67	(6.9)
63	47	36	(42.9)	Gas & Power	146	111	(24.0)
59	42	37	(37.3)	- Marketing	133	106	(20.3)
4	5	(1)	..	- International transport	13	5	(61.5)
171	118	112	(34.5)	Refining & Marketing	400	341	(14.8)
136	97	74	(45.6)	- Refinery, supply and logistics	319	255	(20.1)
35	21	38	8.6	- Marketing	81	86	6.2
74	67	74		Versalis	185	199	7.6
190	125	146	(23.2)	Engineering & Construction	680	475	(30.1)
4	5	4		Other activities	9	11	22.2
20	23	17	(15.0)	Corporate and financial companies	127	63	(50.4)
5	17	(18)		Impact of unrealized intragroup profit elimination	34	7

3,064	2,979	3,083	0.6		9,011	8,607	(4.5)

In the nine months of 2014 capital expenditure amounted to euro 8,607 million (euro 9,011 million in the nine months of 2013) relating mainly to:
-	development activities deployed mainly in Norway, Angola, the United States, Italy, Congo, Nigeria, Indonesia, Egypt and Kazakhstan and exploratory activities of which 98% was spent outside Italy, primarily in Mozambique, the United States, Angola, Nigeria, Libya, Gabon, Norway and Liberia;
-	upgrading of the fleet used in the Engineering & Construction segment (euro 475 million);
-	refining, supply and logistics in Italy and outside Italy (euro 255 million) with projects designed to improve the conversion rate and flexibility of refineries, as well as the upgrade and rebranding of the refined product retail network in Italy and in the rest of Europe (euro 86 million); and
-	initiatives to improve flexibility of the combined cycle power plants (euro 62 million).

EXPLORATION & PRODUCTION CAPITAL EXPENDITURE BY GEOGRAPHIC AREA

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

153	229	246	60.8	Italy	546	681	24.7
535	416	438	(18.1)	Rest of Europe	1,674	1,224	(26.9)
221	236	285	29.0	North Africa	609	707	16.1
874	911	879	0.6	Sub-Saharan Africa	2,480	2,559	3.2
170	129	116	(31.8)	Kazakhstan	494	358	(27.5)
203	279	494	..	Rest of Asia	730	967	32.5
357	358	230	(35.6)	America	838	838
24	19	24		Australia and Oceania	59	66	11.9

2,537	2,577	2,712	6.9		7,430	7,400	(0.4)

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Nine months 2013	Nine months 2014

1,653	1,584	1,576	Production of oil and natural gas (a) (b)	(kboe/d)	1,633	1,581
189	179	174	Italy		183	178
141	195	179	Rest of Europe		150	189
569	549	584	North Africa		574	559
377	321	317	Sub-Saharan Africa		337	320
90	90	76	Kazakhstan		99	89
143	104	93	Rest of Asia		144	98
117	120	131	America		116	123
27	26	22	Australia and Oceania		30	25
141.8	133.0	138.5	Production sold (a)	(mmboe)	417.9	406.2

PRODUCTION OF LIQUIDS BY REGION

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Nine months 2013	Nine months 2014

851	813	812	Production of liquids (a)	(kbbl/d)	838	815
77	72	69	Italy		69	72
72	94	89	Rest of Europe		76	93
253	236	263	North Africa		256	248
266	227	217	Sub-Saharan Africa		248	225
55	54	46	Kazakhstan		61	53
47	41	34	Rest of Asia		49	35
72	83	89	America		69	83
9	6	5	Australia and Oceania		10	6

PRODUCTION OF NATURAL GAS BY REGION

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Nine months 2013	Nine months 2014

4,402	4,234	4,197	Production of natural gas (a) (b)	(mmcf/d)	4,368	4,204
616	587	576	Italy		630	584
375	557	497	Rest of Europe		407	525
1,739	1,718	1,767	North Africa		1,749	1,705
608	512	549	Sub-Saharan Africa		492	523
191	201	165	Kazakhstan		207	201
524	342	321	Rest of Asia		520	343
246	204	230	America		254	217
103	113	92	Australia and Oceania		109	106

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of gas consumed in operation (402 and 544 mmcf/d in the third quarter of 2014 and 2013, respectively, 453 and 459 mmcf/d in the nine months of 2014 and 2013, respectively, and 556 mmcf/d in the second quarter of 2014).

Gas & Power

NATURAL GAS SALES BY MARKET

(bcm)
Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	% Ch. III Q. 14 vs. III Q. 13	Nine months 2013	Nine months 2014	% Ch.

6.13	7.27	7.24	18.1	ITALY	25.16	25.69	2.1
0.24	1.00	0.48	100.0	- Wholesalers	3.31	2.91	(12.1)
2.06	2.57	3.27	58.7	- Italian exchange for gas and spot markets	6.70	9.63	43.7
1.33	1.22	1.15	(13.5)	- Industries	4.67	3.57	(23.6)
0.21	0.31	0.27	28.6	- Medium-sized enterprises and services	0.78	1.20	53.8
0.53	0.34	0.33	(37.7)	- Power generation	1.55	1.12	(27.7)
0.23	0.56	0.30	30.4	- Residential	3.77	3.07	(18.6)
1.53	1.27	1.44	(5.9)	- Own consumption	4.38	4.19	(4.3)
12.22	11.82	12.38	1.3	INTERNATIONAL SALES	42.45	39.78	(6.3)
9.45	9.65	10.14	7.3	Rest of Europe	34.65	33.11	(4.4)
1.30	0.64	0.93	(28.5)	- Importers in Italy	3.78	2.76	(27.0)
8.15	9.01	9.21	13.0	- European markets	30.87	30.35	(1.7)
1.22	1.34	1.13	(7.4)	Iberian Peninsula	3.64	3.99	9.6
1.65	1.63	1.71	3.6	Germany/Austria	6.13	5.49	(10.4)
1.71	2.18	2.82	64.9	Benelux	6.50	7.33	12.8
0.15	0.22	0.11	(26.7)	Hungary	1.24	1.01	(18.5)
0.59	0.64	0.76	28.8	UK	2.45	2.29	(6.5)
1.59	1.54	1.65	3.8	Turkey	4.84	5.18	7.0
1.13	1.41	0.99	(12.4)	France	5.49	4.78	(12.9)
0.11	0.05	0.04	(63.6)	Other	0.58	0.28	(51.7)
2.19	1.33	1.53	(30.1)	Extra European markets	5.88	4.45	(24.3)
0.58	0.84	0.71	22.4	E&P sales in Europe and in the Gulf of Mexico	1.92	2.22	15.6
18.35	19.09	19.62	6.9	WORLDWIDE GAS SALES	67.61	65.47	(3.2)

Versalis

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Nine months 2013	Nine months 2014

			Sales of petrochemical products	(euro million)
659	608	547	Intermediates		2,077	1,782
743	740	695	Polymers		2,274	2,172
51	54	43	Other revenues		165	135

1,453	1,402	1,285			4,516	4,089

			Production	(ktonnes)
849	756	658	Intermediates		2,657	2,246
576	604	527	Polymers		1,793	1,740

1,425	1,360	1,185			4,450	3,986

Engineering & Construction

(euro million)

Third Quarter 2013	Second Quarter 2014	Third Quarter 2014	Nine months 2013	Nine months 2014

			Orders acquired
688	5,527	1,056	Engineering & Construction Offshore	4,726	9,294
199	3,355	154	Engineering & Construction Onshore	1,834	4,482
107	61	402	Offshore drilling	1,020	544
366	289	244	Onshore drilling	484	668

1,360	9,232	1,856		8,064	14,988

(euro million)	Dec. 31, 2013	Sept. 30, 2014

Order backlog	17,065	22,562